File No. 812- ___________

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________________

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO
SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940
_______________________________

Transamerica Advisors Life Insurance Company
Transamerica Financial Life Insurance Company
Merrill Lynch Life Variable Annuity Separate Account A
ML of New York Variable Annuity Separate Account A
_______________________________

4333 Edgewood Road NE
Cedar Rapids, IA  52499

Please send all communications, notices and order to:

Alison C. Ryan	Lea Anne Copenhefer
Transamerica Investments & Retirement	Morgan, Lewis & Bockius LLP
1150 South Olive Street, T-09-13	One Federal Street
Los Angeles, CA 90015	Boston, MA 02110

As filed with the U.S. Securities and Exchange Commission on June 15, 2015

Page 1 of 79 sequentially numbered pages (including exhibits)

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:
Transamerica Advisors Life Insurance Company
Merrill Lynch Life Variable Annuity Separate Account A
Transamerica Financial Life Insurance Company
ML of New York Variable Annuity Separate Account A

File No. 812 - _____________

Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940

I.	INTRODUCTION

Transamerica Advisors Life Insurance Company (“TALIC”) and its Merrill Lynch Life Variable Annuity Separate Account A and Transamerica Financial Life Insurance Company (“TFLIC” and together with TALIC, the “Insurance Companies”) and its ML of New York Variable Annuity Separate Account A hereby apply for an Order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the substitution of shares of certain series of Transamerica Series Trust and, in two cases, the substitution of shares of a series of an unaffiliated registered investment company for shares of a comparable series of an unaffiliated registered investment company (collectively, the “Substitutions”), in each case held by both of Merrill Lynch Life Variable Annuity Separate Account A and ML of New York Variable Annuity Separate Account A (together, the “Separate Accounts”), to fund certain group and individual variable annuity contracts (“Contracts”) issued by the Insurance Companies.  The Insurance Companies and the Separate Accounts are referred to herein collectively as the “Applicants.”

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.           Insurance Companies

1.           Transamerica Advisors Life Insurance Company

TALIC is a life insurance company engaged primarily in the sale of insurance products.  TALIC was incorporated under the laws of the State of Washington on January 27, 1986 and redomesticated to the State of Arkansas on August 31, 1991.  TALIC is currently subject to primary regulation by the Arkansas Insurance Department.  Prior to July 1, 2010, TALIC was known as Merrill Lynch Life Insurance Company.  TALIC is currently licensed in 49 states, the District of Columbia, Puerto Rico, the Virgin Islands, and Guam. TALIC is a direct wholly-owned subsidiary of AEGON USA, Inc., which is an indirect wholly-owned subsidiary of AEGON N.V., a Netherlands corporation, and a publicly traded international insurance group.  AEGON N.V. conducts its business through subsidiary companies engaged primarily in the insurance business.

2.           Transamerica Financial Life Insurance Company

TFLIC is a stock life insurance company engaged primarily in the sale of insurance products.  TFLIC was incorporated under the laws of the State of New York on October 3, 1947.  TFLIC is licensed in all states and the District of Columbia.  TFLIC is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services.  All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V., a Netherlands corporation, and a publicly traded international insurance group. AEGON N.V. conducts its business through subsidiary companies engaged primarily in the insurance business.

B.           The Separate Accounts

1.           Merrill Lynch Life Variable Annuity Separate Account A

Merrill Lynch Life Variable Annuity Separate Account A was established as a segregated account under Washington law August 6, 1991 and is now governed by Arkansas law.  The Separate Account is registered with the Commission as a unit investment trust under the 1940 Act and is a “separate account” as defined by Rule 0-1(e) under the 1940 Act.  Security interests under the Contracts have been registered under the Securities Act of 1933 (the “1933 Act”).1

Merrill Lynch Life Variable Annuity Separate Account A is currently divided into 78 sub-accounts, 17 of which reflect the investment performance of a corresponding series of Transamerica Series Trust and 61 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with the Separate Account (except, that, in some instances, Merrill Lynch Life Variable Annuity Separate Account A may own more than 5% of such investment company).  Merrill Lynch Life Variable Annuity Separate Account A is administered and accounted for as part of the general business of TALIC, and the income, gains or losses of the Separate Account are credited to or charged against the assets of the Separate Account in accordance with the terms of the Contracts, without regard to the income, gains or losses of TALIC.

2.           ML of New York Variable Annuity Separate Account A

ML of New York Variable Annuity Separate Account A was established as a segregated account under New York law on August 14, 1991.  The Separate Account is registered with the Commission as a unit investment trust under the 1940 Act and is a “separate account” as defined by Rule 0-1(e) under the 1940 Act.  Security interests under the Contracts have been registered under the 1933 Act.2

ML of New York Variable Annuity Separate Account A is currently divided into 65 sub-accounts, 4 of which reflect the investment performance of a corresponding series of Transamerica Series Trust and 61 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with the Separate Account (except, that, in some instances, ML of New York Variable Annuity Separate Account A may own more than 5% of such investment company).  ML of

_______________________________
1 File Nos. 333-118362, 333-63904, 333-90243 and 033-43773.  Applicants, as authorized under Rule 0-4 under the 1940 Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.
2 File Nos. 333-197166, 333-197172, 333-197163, and 333-197161.  Applicants, as authorized under Rule 0-4 under the 1940 Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

New York Variable Annuity Separate Account A is administered and accounted for as part of the general business of TFLIC, and the income, gains or losses of the Separate Account are credited to or charged against the assets of the Separate Account in accordance with the terms of the Contracts, without regard to the income, gains or losses of TFLIC.

C.           The Investment Companies

1.           Transamerica Series Trust

Transamerica Series Trust is an open-end management investment company registered under the 1940 Act and its securities are registered under the 1933 Act.3  The Trust was organized as a Delaware statutory trust on April 21, 2005.  The Trust is the successor to a corporation formed under the laws of the State of Maryland in 1985.  Prior to May 1, 2008 the Trust’s name was AEGON/Transamerica Series Trust.  Transamerica Series Trust currently offers 58 series. The proposed Substitutions discussed in this Application involve seven of those series.

Transamerica Series Trust is intended to be sold to the separate accounts of life insurance companies to fund benefits under variable life policies or variable annuity contracts issued by TALIC, TFLIC, Western Reserve Life Assurance Co. of Ohio, Transamerica Life Insurance Company (“TLIC”), Monumental Life Insurance Company, and Transamerica Premier Life Insurance Company (“TPLIC”), and to certain affiliated asset allocation funds structured as funds of funds (collectively, the “Asset Allocation Portfolios”).  As such, TALIC, TFLIC, Western Reserve Life Assurance Co. of Ohio, TLIC, Monumental Life Insurance Company, TPLIC, and the Asset Allocation Portfolios are the only shareholders of the series offered by Transamerica Series Trust. Shares may be offered to other life insurance companies in the future.

Transamerica Asset Management, Inc. (“TAM”) serves as investment adviser to each series of the Transamerica Series Trust.  TAM is an affiliate of the Insurance Companies.  TAM is directly owned by TPLIC (77%) and AUSA Holding Company (“AUSA”) (23%), both of which are indirect, wholly-owned subsidiaries of AEGON N.V.  TPLIC is owned by Commonwealth General Corporation (“Commonwealth”) (87.72%) and Aegon USA, LLC (“Aegon USA”) (12.28%). Commonwealth and AUSA are wholly owned by Aegon USA.  Aegon USA is wholly owned by Aegon US Holding Corporation, which is wholly owned by Transamerica Corporation (DE). Transamerica Corporation (DE) is wholly owned by The Aegon Trust, which is wholly owned by Aegon International B.V.  Aegon International B.V. is wholly owned by AEGON N.V.

Transamerica Capital, Inc. (“TCI”), an affiliate of the Insurance Companies, is the distributor of the Contracts and serves as the principal underwriter of Transamerica Series Trust.

2.            AB Variable Products Series Fund, Inc.

AB Variable Products Series Fund, Inc. (“AB VPS”) is an open-end series investment company designed to fund variable annuity contracts and variable life insurance policies offered by the separate accounts of certain life insurance companies. AB VPS was organized as a Maryland corporation in 1987 under the name “Alliance Variable Products Series Fund, Inc.” The name of the Fund became

_______________________________
3 File Nos. 033-00507 and 811-04419.  The Applicants, as authorized under Rule 0-4 under the 1940 Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

“AllianceBernstein Variable Products Series Fund, Inc.” on May 1, 2003 and changed to AB VPS on April 30, 2015.

Currently, AB VPS offers thirteen portfolios, including the AB VPS International Value Portfolio and AB VPS Growth and Income Portfolio, which are the two proposed Replacement Funds that are not affiliated with the Insurance Companies, the Separate Accounts or Transamerica Series Trust (except, that in some instances, one or both the Separate Accounts may own more than 5% of such investment company).4

III.	STATEMENT OF ADDITIONAL FACTS

A.           The Proposed Substitutions

Each Insurance Company, on its behalf and on behalf of its Separate Account, proposes to make substitutions of 11 funds (the “Existing Funds”) held in sub-accounts of its Separate Account for certain series of Transamerica Series Trust and, in two cases, AB VPS International Value Portfolio and AB VPS Growth and Income Portfolio (collectively, the “Replacement Funds”).  As a result, both Insurance Companies propose to make a total of 22 Substitutions.  The proposed Substitutions, including the specific classes of shares involved, are set forth in the table below.

The proposed Substitutions described herein represent only a subset of the substitutions that the Insurance Companies and TLIC propose to undertake in the near future. The Insurance Companies and TLIC intend to apply for additional and separate orders related to the proposed substitution of shares of certain series of Transamerica Series Trust and, in certain cases, shares of an unaffiliated registered investment company for shares of a comparable series of an unaffiliated registered investment company, in each case held by one or more separate accounts, to fund certain Contracts issued by the Insurance Companies and contracts issued by TLIC.

	Existing Fund	Replacement Fund
1.	American Century Investments VP International Fund (Class I)	Transamerica MFS International Equity VP (Initial Class)
2.	Dreyfus Variable Investment Fund: Appreciation Portfolio (Service Shares)	Transamerica WMC US Growth VP (Service Class)
3.	Templeton Foreign VIP Fund (Class 2)	AB VPS International Value Portfolio (Class A)
4.	Oppenheimer Capital Appreciation Fund/VA (Service Shares)	Transamerica Jennison Growth VP (Initial Class)
5.	Oppenheimer Main Street Small Cap Fund®/VA (Service Shares)	Transamerica T. Rowe Price Small Cap VP (Initial Class)
6.	Pioneer Emerging Markets VCT Portfolio (Class II Shares)	Transamerica TS&W International Equity VP (Service Class)
7.	Pioneer Real Estate Shares VCT Portfolio (Class II Shares)	Transamerica Clarion Global Real Estate Securities VP (Service Class)
8.	Pioneer Fund VCT Portfolio (Class II Shares)	Transamerica JPMorgan Enhanced Index VP (Initial Class)
9.	Wanger USA	Transamerica T. Rowe Price Small Cap VP (Initial Class)

_______________________________
4 File Nos. 033-18647 and 811-05398.  The Applicants, as authorized under Rule 0-4 under the 1940 Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

Existing Fund	Replacement Fund
10.	Invesco V.I. Comstock Fund (Series I Shares)	AB VPS Growth and Income Portfolio (Class A)
11.	Columbia Variable Portfolio - Select Smaller-Cap Value Fund (Class 1)	Transamerica T. Rowe Price Small Cap VP (Initial Class)

B.           Description of the Funds

Set forth below is a description of the investment objectives, the principal investment strategies and principal risks of each Existing Fund and its corresponding Replacement Fund.  A definition of each risk is set forth in the Glossary of Investment Risks attached hereto as Appendix A. All investment objectives, principal investment strategies and principal risks described below were taken from the Existing Funds’ and the Replacement Funds’ prospectuses, as filed with the Commission. The Applicants are not responsible for and make no representation as to the accuracy of information excerpted from third party prospectuses.

	Existing Fund	Replacement Fund
1.
American Century Investments VP International Fund

Investment Objective

The fund seeks capital growth.

Principal Investment Strategies

The fund invests primarily in securities of companies located in at least three developed countries world-wide (excluding the United States). The portfolio managers look for stocks of companies they believe will increase in value over time, using an investment strategy developed by the fund’s investment advisor. In implementing this strategy, the portfolio managers make their investment decisions based primarily on their analysis of individual companies, rather than on broad economic forecasts. Management of the fund is based on the belief that, over the long term, stock price movements follow growth in earnings, revenues and/or cash flow. The portfolio managers use a variety of analytical research tools and techniques to identify the stocks of companies that meet their investment criteria. Under normal market conditions, the fund’s portfolio will primarily consist of securities of companies whose earnings or revenues are not only growing, but growing at an accelerating pace.

Principal Risks
  Foreign Risk
  Currency Risk

Transamerica MFS International Equity VP

Investment Objective

Seeks capital growth.

Principal Investment Strategies

The portfolio’s sub-adviser, MFS® Investment Management (the “sub-adviser”), invests, under normal circumstances, at least 80% of the portfolio’s net assets (plus the amount of borrowings, if any, for investment purposes) in common stocks and related equity securities—such as preferred stock, convertible securities and depositary receipts—of issuers economically tied to a number of countries throughout the world, including emerging market countries. The portfolio normally invests primarily in equity securities of foreign companies, including emerging market equity securities. The sub-adviser may invest a large percentage of the portfolio’s assets in issuers in a single country, a small number of countries, or a particular geographic region. In selecting investments for the portfolio, the sub-adviser is not constrained to any particular investment style. The sub-adviser may invest the portfolio’s assets in the stocks of companies it believes to have above average earnings growth potential compared to other companies (growth companies), in the stocks of companies it believes are undervalued compared to their perceived worth (value companies), or in a combination of growth and value companies. The sub-adviser may invest

Existing Fund	Replacement Fund

  Emerging Market Risk
  Growth Stocks
  Style Risk
  Market Risk
  Price Volatility
  Redemption Risk
  Principal Loss
An investment in the fund is not a bank deposit, and it is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency.

the portfolio’s assets in companies of any size.

The sub-adviser uses a “bottom-up” investment approach to buying and selling investments for the portfolio. A “bottom-up” approach is looking at individual companies against the context of broader market factors. Investments are selected primarily based on fundamental analysis of individual issuers and their potential in light of their financial condition, and market, economic, political, and regulatory conditions. Factors considered may include analysis of an issuer’s earnings, cash flows, competitive position, and management ability. Quantitative models that systematically evaluate an issuer’s valuation, price and earnings momentum, earnings quality, and other factors may also be considered. The sub-adviser may engage in active and frequent trading in pursuing the portfolio’s principal investment strategies.

Principal Risks

Risk is inherent in all investing. Many factors affect the portfolio’s performance. There is no assurance the portfolio will meet its investment objective. The value of your investment in the portfolio, as well as the amount of return you receive on your investment, may fluctuate significantly. You may lose part or all of your investment in the portfolio or your investment may not perform as well as other similar investments. The portfolio may take temporary defensive positions; in such a case, the portfolio will not be pursuing its principal investment strategies. The following is a summary description of principal risks (in alphabetical order) of investing in the portfolio. You may lose money if you invest in this portfolio.

•      Active Trading
•      Convertible Securities
•      Currency
•      Depositary Receipts
•      Emerging Markets
•      Equity Securities
•      Focused Investing
•      Foreign Investments
•      Growth Stocks
•      Liquidity
•      Manager

Existing Fund	Replacement Fund
• Market • Model and Data • Portfolio Selection • Preferred Stock • Small and Medium Capitalization Companies • Valuation • Value Investing
2.
Dreyfus Variable Investment Fund: Appreciation Portfolio

Investment Objective

The fund seeks long-term capital growth consistent with the preservation of capital. Its secondary goal is current income.

Principal Investment Strategies

To pursue its goals, the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in common stocks. The fund focuses on “blue chip” companies with total market capitalizations of more than $5 billion at the time of purchase, including multinational companies. These are established companies that have demonstrated sustained patterns of profitability, strong balance sheets, an expanding global presence and the potential to achieve predictable, above-average earnings growth. Multinational companies may be subject to certain of the risks involved in investing in foreign securities.

In choosing stocks, the fund’s portfolio managers first identify economic sectors they believe will expand over the next three to five years or longer. Using fundamental analysis, the fund’s portfolio managers then seek companies within these sectors that have proven track records and dominant positions in their industries. The fund also may invest in companies which the portfolio managers consider undervalued in terms of earnings, assets or growth prospects.

The fund employs a “buy-and-hold” investment strategy, which generally has resulted in an annual portfolio turnover of below 15%. A low portfolio turnover rate, which helps reduce the fund’s trading costs and minimizes tax liability

Transamerica WMC US Growth VP
(formerly, Transamerica WMC Diversified Growth VP)

Investment Objective

Seeks to maximize long-term growth.

Principal Investment Strategies

The portfolio invests, under normal circumstances, at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in domestic common stocks. The portfolio invests primarily in common stocks of growth-oriented companies. Portfolio construction emphasizes stock specific risk while minimizing other sources of broad market risk. The goal is a portfolio whose relative performance is not dependent on the market environment.

The portfolio’s sub-adviser, Wellington Management Company, LLP (the “sub-adviser”), uses what is sometimes referred to as a “bottom up” approach, which is the use of fundamental analysis to identify specific securities within industries or sectors for purchase or sale. A “bottom-up” approach is looking at individual companies against the context of broader market factors.

The sub-adviser’s stock selection process is derived from its observation that the quality and persistence of a company’s business is often not reflected in its current stock price. Central to the investment process is fundamental research focused on uncovering companies with improving quality metrics, business momentum, and attractive relative valuations. The investment process is aided by a proprietary screening process that narrows the investment universe to companies that are consistent with

Existing Fund	Replacement Fund

by limiting the distribution of capital gains.

Principal Risks

An investment in the fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. It is not a complete investment program. The fund’s share price fluctuates, sometimes dramatically, which means you could lose money.
  Risks of Stock Investing
  Blue Chip Risk
  Market Sector Risk
  Foreign Investment Risk

the investment philosophy.

The initial investment universe is comprised of:
  Securities held in the Russell 1000® Growth and S&P 500® Growth Indexes
  Equity securities within the market-cap range of the index with historical or projected growth rates greater than the Russell 1000® Index median
  Stocks that meet other growth criteria as determined by the team
Consistent with the portfolio’s objective and other policies, the portfolio may invest to a lesser extent in derivatives, including futures, forwards, options and swaps. The portfolio may invest up to 20% of its total assets in foreign securities (not including American Depositary Receipts, American Depositary Shares or U.S. dollar denominated securities of foreign issuers).

Under adverse or unstable market, economic or political conditions, the portfolio may take temporary defensive positions in cash and short-term debt securities without limit. During periods of defensive investing, it will be more difficult for the portfolio to achieve its objective.

Principal Risks

Risk is inherent in all investing. Many factors affect the portfolio’s performance. There is no assurance the portfolio will meet its investment objective. The value of your investment in the portfolio, as well as the amount of return you receive on your investment, may fluctuate significantly. You may lose part or all of your investment in the portfolio or your investment may not perform as well as other similar investments. The portfolio may take temporary defensive positions; in such a case, the portfolio will not be pursuing its principal investment strategies. The following is a summary description of principal risks (in alphabetical order) of investing in the portfolio. You may lose money if you invest in this portfolio.

•      Active Trading
•      Cash Management and Defensive Investing
•      Currency

Existing Fund	Replacement Fund
Depositary Receipts Derivatives Equity Securities Expenses Foreign Investments Growth Stocks Manager Market Portfolio Selection Small and Medium Capitalization Companies
3.
Templeton Foreign VIP Fund

Investment Objective

Long-term capital growth.

Principal Investment Strategies

Under normal market conditions, the Fund invests at least 80% of its net assets in investments of issuers located outside the U.S., including those in emerging markets. Under normal market conditions, the Fund invests predominantly in equity securities, primarily to predominantly in common stock. While there are no set percentage targets, the Fund invests predominantly in large to medium capitalization companies and may invest a portion in smaller companies. The Fund also invests in American, European and Global Depositary Receipts. Although the investment manager will search for investments across a large number of sectors, from time to time, based on economic conditions, the Fund may have significant positions in particular countries or sectors.

When choosing equity investments for the Fund, the investment manager applies a “bottom-up,” value-oriented, long-term approach, focusing on the market price of a company’s securities relative to the investment manager’s evaluation of the company’s long-term earnings, asset value and cash flow potential. The investment manager also considers a company’s price/earnings ratio, profit margins and liquidation value.

Principal Risks

You could lose money by investing in the Fund.

AB VPS International Value Portfolio

Investment Objective

The Portfolio’s investment objective is long-term growth of capital.

Principal Investment Strategies

The Portfolio invests primarily in a diversified portfolio of equity securities of established companies selected from more than 40 industries and more than 40 developed and emerging market countries. These countries currently include the developed nations in Europe and the Far East, Canada, Australia and emerging market countries worldwide. Under normal market conditions, the Portfolio invests significantly (at least 40%—unless market conditions are not deemed favorable by the Adviser) in securities of non-U.S. companies. In addition, the Portfolio invests, under normal circumstances, in the equity securities of companies located in at least three countries.

The Portfolio invests in companies that are determined by the Adviser to be undervalued, using a fundamental value approach. In selecting securities for the Portfolio’s portfolio, the Adviser uses its fundamental and quantitative research to identify companies whose stocks are priced low in relation to their perceived long-term earnings power.

The Adviser’s fundamental analysis depends heavily upon its internal research staff. The research staff begins with a global research universe of approximately 2,000 international and emerging market companies. Teams within the research staff cover a given industry

Existing Fund	Replacement Fund

Mutual fund shares are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency of the U.S. government.
  Market
  Foreign Securities
  Developing Market Countries
  Focus
  Value Style Investing
  Smaller and Midsize Companies
  Management

worldwide to better understand each company’s competitive position in a global context. The Adviser typically projects a company’s financial performance over a full economic cycle, including a trough and a peak, within the context of forecasts for real economic growth, inflation and interest rate changes. The Adviser focuses on the valuation implied by the current price, relative to the earnings the company will be generating five years from now, or “normalized” earnings, assuming average mid-economic cycle growth for the fifth year.

The Portfolio’s management team and other senior investment professionals work in close collaboration to weigh each investment opportunity identified by the research staff relative to the entire portfolio and determine the timing and position size for purchases and sales. Analysts remain responsible for monitoring new developments that would affect the securities they cover. The team will generally sell a security when it no longer meets appropriate valuation criteria, although sales may be delayed when positive return trends are favorable.

Currencies can have a dramatic impact on equity returns, significantly adding to returns in some years and greatly diminishing them in others. The Adviser evaluates currency and equity positions separately and may seek to hedge the currency exposure resulting from securities positions when it finds the currency exposure unattractive. To hedge all or a portion of its currency risk, the Portfolio may, from time to time, invest in currency-related derivatives, including forward currency exchange contracts, futures contracts, options on futures, swaps and options. The Adviser may also seek investment opportunities by taking long or short positions in currencies through the use of currency-related derivatives.

The Portfolio may enter into other derivatives transactions, such as options, futures contracts, forwards and swaps. The Portfolio may use options strategies involving the purchase and/or writing of various combinations of call and/or put options, including on individual securities and stock indices, futures contracts (including futures contracts on individual securities and

Existing Fund	Replacement Fund

stock indices) or shares of exchange-traded funds, or ETFs. These transactions may be used, for example, to earn extra income, to adjust exposure to individual securities or markets, or to protect all or a portion of the Portfolio’s portfolio from a decline in value, sometimes within certain ranges.

The Portfolio may, at times, invest in shares of ETFs in lieu of making direct investments in equity securities. ETFs may provide more efficient and economical exposure to the type of companies and geographic locations in which the Portfolio seeks to invest than direct investments. The Portfolio may invest in depositary receipts, instruments of supranational entities denominated in the currency of any country, securities of multinational companies and “semi-governmental securities”, and enter into forward commitments.

Principal Risks

•      Market Risk
•      Foreign (Non-U.S.) Risk
•      Emerging Market Risk
•      Currency Risk
•      Derivatives Risk
•      Leverage Risk
•      Management Risk

As with all investments, you may lose money by investing in the Portfolio.

4.
Oppenheimer Capital Appreciation Fund/VA

Investment Objective

The Fund seeks capital appreciation.

Principal Investment Strategies

The Fund mainly invests in common stocks of “growth companies.” Growth companies are companies whose earnings and stock prices are expected to increase at a faster rate than the overall market. These may be newer companies or established companies of any capitalization range that the portfolio manager believes may appreciate in value over the long term. Currently, the Fund primarily focuses on established companies that are similar in size to companies in the S&P 500 Index or the Russell

Transamerica Jennison Growth VP

Investment Objective

Seeks long-term growth of capital.

Principal Investment Strategies

The portfolio’s sub-adviser, Jennison Associates LLC (the “sub-adviser”), invests, under normal circumstances, at least 65% of the portfolio’s total assets in equity and equity-related securities, principally common stocks, preferred stocks, warrants, rights and depositary receipts of U.S. companies with market capitalizations of at least $1 billion that the sub-adviser considers to have above average prospects for growth. These companies are generally medium- to large-capitalization companies.

Existing Fund	Replacement Fund

1000 Growth Index. The Fund primarily invests in securities of U.S. issuers but may also invest in foreign securities. The portfolio manager looks for growth companies with stock prices that he believes are reasonable in relation to overall stock market valuations. In seeking broad diversification of the Fund’s portfolio among industries and market sectors, the portfolio manager focuses on a number of factors that may vary in particular cases and over time. Currently, the portfolio manager looks for:
  companies in business areas that have above-average growth potential, companies with growth rates that the portfolio manager believes are sustainable over time, stocks with reasonable valuations relative to their growth potential.
The Fund may sell the stocks of companies that the portfolio manager believes no longer meet the above criteria, but is not required to do so.

Principal Risks

The price of the Fund’s shares can go up and down substantially. The value of the Fund’s investments may change because of broad changes in the markets in which the Fund invests or because of poor investment selection, which could cause the Fund to underperform other funds with similar investment objectives. There is no assurance that the Fund will achieve its investment objective. When you redeem your shares, they may be worth more or less than what you paid for them. These risks mean that you can lose money by investing in the Fund.
  Risks of Investing in Stock
  Risks of Growth Investing

The sub-adviser uses a “bottom-up” approach, researching and evaluating individual company fundamentals rather than macro-economic factors, in seeking to identify individual companies with earnings growth potential that may not be recognized by the market at large. A “bottom-up” approach is looking at individual companies against the context of broader market factors.

The portfolio may invest up to 20% of its assets in the securities of foreign issuers.

Principal Risks

Risk is inherent in all investing. Many factors affect the portfolio’s performance. There is no assurance the portfolio will meet its investment objective. The value of your investment in the portfolio, as well as the amount of return you receive on your investment, may fluctuate significantly. You may lose part or all of your investment in the portfolio or your investment may not perform as well as other similar investments. The portfolio may take temporary defensive positions; in such a case, the portfolio will not be pursuing its principal investment strategies. The following is a summary description of principal risks (in alphabetical order) of investing in the portfolio. You may lose money if you invest in this portfolio.

•      Active Trading
•      Currency
•      Depositary Receipts
•      Equity Securities
•      Foreign Investments
•      Growth Stocks
•      Manager
•      Market
•      Medium Capitalization Companies
•      Portfolio Selection
•      Preferred Stock
•      Warrants and Rights

5.	Oppenheimer Main Street Small Cap Fund®/VA Investment Objective The Fund seeks capital appreciation.	Transamerica T. Rowe Price Small Cap VP Investment Objective Seeks long-term growth of capital by investing primarily in common stocks of small growth companies.

Existing Fund	Replacement Fund

Principal Investment Strategies

Under normal market conditions, the Fund will invest at least 80% of its net assets, including any borrowings for investment purposes, in securities of “small-cap” companies. A company’s “market capitalization” is the value of its outstanding common stock. The Fund considers small-cap companies to be those having a market capitalization in the range of the Russell 2000® Index. The capitalization range of that index is subject to change at any time due to market activity or changes in the composition of the index. The range of the Russell 2000® Index generally widens over time and it is reconstituted annually to preserve its market cap characteristics. The Fund measures a company’s capitalization at the time the Fund buys a security and is not required to sell a security if the company’s capitalization moves outside of the Fund’s capitalization definition.

Although the Fund mainly invests in U.S. companies, it can invest in securities issued by companies or governments in any country. The Fund primarily invests in common stock but may also invest in other types of securities that are consistent with its investment objective.

The portfolio managers use both fundamental research and quantitative models to identify investment opportunities. While the process may change over time or vary in particular cases, in general the selection process currently:
  aims to maintain broad diversification across all major economic sectors;
  uses a fundamental approach to analyze issuers based on factors such as a company’s financial performance, competitive strength, industry position, business practices and management;
  also uses quantitative models, including sector-specific factors, to rank securities within each economic sector; and
  considers market trends, current industry outlooks and general economic conditions.

Principal Investment Strategies

The portfolio’s sub-adviser, T. Rowe Price Associates, Inc. (the “sub-adviser”), seeks to achieve the portfolio’s objective by investing, under normal circumstances, at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in small-cap growth companies. These are currently defined by the sub-adviser as companies whose market capitalization falls within the range of companies in the Morgan Stanley Capital International U.S. Small Cap Growth Index (“MSCI U.S. Small Cap Growth Index”), which was approximately $102.8 million to $7.5 billion as of December 31, 2014, but the range will vary with market fluctuations. The market capitalization of the companies in the portfolio and the MSCI U.S. Small Cap Growth Index changes over time, and the portfolio will not sell a stock just because the company has grown to a market capitalization outside the range. Most of the stocks purchased by the portfolio will be in this size range. However, the portfolio may on occasion purchase a stock whose market capitalization exceeds the range. The portfolio intends to be invested in a broadly diversified portfolio of securities and the top 25 holdings will not, under normal circumstances, constitute more than 50% of total assets. This broad diversification helps to minimize the effects of individual security selection on portfolio performance. The sub-adviser employs a number of quantitative models to help identify stocks that could be included in the portfolio. Based on quantitative models and fundamental company research, the portfolio is constructed in a “bottom-up” manner so that the portfolio as a whole reflects characteristics the sub-adviser considers important, such as valuations and projected earnings and sales growth rates, capital allocation, and earnings quality. The sub-adviser also considers portfolio risk characteristics in the process of portfolio construction. Sector allocations are generally in line with those of the MSCI U.S. Small Cap Growth Index, with occasional small overweights or underweights to a particular sector, and the portfolio may at times invest significantly in technology stocks. In building the investment models and adjusting

Existing Fund	Replacement Fund

In constructing the portfolio, the Fund seeks to limit exposure to so-called “top-down” or “macro” risks, such as overall stock market movements, economic cycles, and interest rate or currency fluctuations. Instead, the portfolio managers seek to add value by selecting individual securities with superior company-specific fundamental attributes or relative valuations that they expect to outperform their industry and sector peers. This is commonly referred to as a “bottom-up” approach to portfolio construction.

The portfolio managers consider stock rankings, benchmark weightings and capitalization outlooks in determining security weightings for individual issuers.

The portfolio managers might sell a security if the price is approaching their price target, if the company’s competitive position has deteriorated or the company’s management has performed poorly, or if they have identified more attractive investment prospects.

Principal Risks

The price of the Fund’s shares can go up and down substantially. The value of the Fund’s investments may change because of broad changes in the markets in which the Fund invests or because of poor investment selection, which could cause the Fund to underperform other funds with similar investment objectives. There is no assurance that the Fund will achieve its investment objective. When you redeem your shares, they may be worth more or less than what you paid for them. These risks mean that you can lose money by investing in the Fund.
  Risks of Investing in Stock
  Risks of Small-Cap Companies

them as needed, the portfolio draws on the sub-adviser’s experience in small-cap growth investing—quantitative and fundamental research, portfolio strategy, and trading.

While the portfolio normally invests principally in small-cap U.S. common stocks, the sub-adviser may, to a lesser extent, invest in foreign stocks (up to 10% of total assets) or exchange traded funds in pursuit of its investment objective. The portfolio may, but need not, invest in derivatives, including stock index futures and options to manage or hedge risk. The portfolio may sell securities for a variety of reasons, such as to secure gains, limit losses, or re-deploy assets into more promising opportunities.

Principal Risks

Risk is inherent in all investing. Many factors affect the portfolio’s performance. There is no assurance the portfolio will meet its investment objective. The value of your investment in the portfolio, as well as the amount of return you receive on your investment, may fluctuate significantly. You may lose part or all of your investment in the portfolio or your investment may not perform as well as other similar investments. The portfolio may take temporary defensive positions; in such a case, the portfolio will not be pursuing its principal investment strategies. The following is a summary description of principal risks (in alphabetical order) of investing in the portfolio. You may lose money if you invest in this portfolio.

•      Counterparty
•      Currency
•      Derivatives
•      Equity Securities
•      Exchange Traded Funds
•      Focused Investing
•      Foreign Investments
•      Growth Stocks
•      Leveraging
•      Liquidity
•      Manager
•      Market
•      Model and Data

Existing Fund	Replacement Fund
• Portfolio Selection • Small Capitalization Companies • Valuation
6.
Pioneer Emerging Markets VCT Portfolio

Investment Objective

Long-term growth of capital.

Principal Investment Strategies

The portfolio invests primarily in securities of emerging market issuers. Although the portfolio invests in both equity and debt securities, it normally emphasizes equity securities in its portfolio. Normally, the portfolio invests at least 80% of its total assets in the securities of emerging market corporate and government issuers. The portfolio considers emerging market issuers to include: issuers organized under the laws of an emerging market country, issuers with a principal office in an emerging market country, issuers that derive at least 50% of their gross revenues or profits from goods or services produced in emerging markets or sales made in emerging markets, and emerging market governmental issuers.

The portfolio invests in at least six emerging markets. The portfolio considers any market that is not developed to be an emerging market. Emerging markets generally will include, but not be limited to, countries included in the Morgan Stanley Capital International (MSCI) Emerging & Frontier Markets Index. The portfolio’s investments will not be confined to securities issued by companies included in the index. At the investment adviser’s discretion, the portfolio may invest in other emerging markets. Generally the portfolio does not allocate more than 25% of its total assets to any one country. The portfolio may invest more than 25% of its total assets in a particular region.

The portfolio may invest up to 20% of its total assets in securities of issuers in any developed country (other than the U.S.).

For purposes of the portfolio’s investment policies, equity securities include common stocks and securities with common stock characteristics, such as exchange-traded funds

Transamerica TS&W International Equity VP

Investment Objective

Seeks maximum long-term total return, consistent with reasonable risk to principal, by investing in a diversified portfolio of common stocks of primarily non-U.S. issuers.

Principal Investment Strategies

Under normal circumstances, the portfolio seeks to achieve its investment objective by investing at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in equity securities of foreign companies representing at least three countries other than the United States. The portfolio’s sub-adviser, Thompson, Siegel & Walmsley LLC (the “sub-adviser”), currently anticipates investing in at least 12 countries other than the United States. The sub-adviser will emphasize established companies in individual foreign markets and will attempt to stress companies and markets that it believes are undervalued. The portfolio expects capital growth to be the predominant component of its total return.

Generally, the portfolio will invest primarily in common stocks of companies listed on foreign securities exchanges, but it may also invest in depositary receipts including American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”) and European Depositary Receipts (“EDRs”). Although the portfolio will emphasize larger, more seasoned or established companies, it may invest in companies of varying size as measured by assets, sales or market capitalization.

The portfolio will invest primarily in securities of companies domiciled in developed countries, but may invest up to 10% of its assets in securities of companies in developing countries. It is expected that investments will be diversified throughout the world and within markets in an effort to minimize specific country and currency risks.

Existing Fund	Replacement Fund

(ETFs) that invest primarily in equity securities, equity interests in real estate investment trusts (REITs), preferred stocks, depositary receipts, warrants and rights. The portfolio may consider an ETF as an emerging market issuer for purposes of satisfying the portfolio’s 80% policy if the ETF invests at least 80% of its net assets in emerging market issuers. The portfolio may invest in initial public offerings of equity securities. The portfolio may also purchase and sell forward foreign currency exchange contracts in non-U.S. currencies in connection with its investments, including as a means of managing relative currency exposure.

The portfolio may invest in debt securities of any quality or maturity. The portfolio may not invest more than 10% of its net assets in debt securities rated below investment grade (known as “junk bonds”) or in unrated securities of comparable quality, including securities of issuers in default. The portfolio may invest in Brady bonds, which are restructured debt of governmental issuers of emerging market countries.

The portfolio may, but is not required to, use derivatives. The portfolio may use derivatives, including equity-linked notes (ELNs), forward foreign currency exchange contracts and stock index futures, for a variety of purposes, including: in an attempt to hedge against adverse changes in the market prices of securities, interest rates or currency exchange rates; as a substitute for purchasing or selling securities; to attempt to increase the portfolio’s return as a non-hedging strategy that may be considered speculative; to manage portfolio characteristics; and as a cash flow management technique. The portfolio may choose not to make use of derivatives for a variety of reasons, and any use may be limited by applicable law and regulations. The portfolio also may hold cash or other short-term instruments.

The portfolio’s investment adviser uses a value approach to select the portfolio’s investments. The adviser seeks to identify securities that are selling at reasonable prices or substantial discounts to their underlying values. The adviser evaluates a security’s potential value, including

The sub-adviser employs a relative value process utilizing a combination of quantitative and qualitative methods based on a four-factor valuation screen designed to outperform the MSCI Europe, Australasia and Far East (“EAFE”) Index. The sub-adviser’s analysts also perform rigorous fundamental analysis. A portfolio composed of approximately 80-110 stocks is selected as a result of this process. The sub-adviser generally limits its investment universe to those companies with a minimum of three years of operating history. The sub-adviser employs a consistent sell discipline which includes a significant negative earnings revision, a stock being sold when the catalyst is no longer valid or another stock presents a more attractive opportunity.

Principal Risks

Risk is inherent in all investing. Many factors affect the portfolio’s performance. There is no assurance the portfolio will meet its investment objective. The value of your investment in the portfolio, as well as the amount of return you receive on your investment, may fluctuate significantly. You may lose part or all of your investment in the portfolio or your investment may not perform as well as other similar investments. The portfolio may take temporary defensive positions; in such a case, the portfolio will not be pursuing its principal investment strategies. The following is a summary description of principal risks (in alphabetical order) of investing in the portfolio. You may lose money if you invest in this portfolio.

•      Currency
•      Depositary Receipts
•      Emerging Markets
•      Equity Securities
•      Focused Investing
•      Foreign Investments
•      Liquidity
•      Manager
•      Market
•      Portfolio Selection
•      Small and Medium Capitalization Companies
•      Value Investing

Existing Fund	Replacement Fund

the attractiveness of its market valuation, based on the company’s assets and prospects for long-term revenue, earnings and cash flow growth. In making that assessment, the adviser employs qualitative analysis, quantitative techniques, fundamental research and an evaluation of the issuer based on its financial statements and operations. In addition to analyzing specific securities, the adviser determines the relative attractiveness of investing in different emerging markets. In assessing the investment potential of each country, the adviser considers economic growth prospects, monetary conditions, political risks, currency risk, capital flows and other factors.

The adviser generally sells a portfolio security when it believes that the security’s market value reflects its intrinsic value. The adviser makes that determination based upon the same criteria it uses to select portfolio securities.

Principal Risks

You could lose money on your investment in the portfolio. As with any mutual fund, there is no guarantee that the portfolio will achieve its objective.
  Market Risk
  Risks of Non-U.S. Investments
  Geographic Focus Risk
  Currency Risk
  Value Style Risk
  Portfolio Selection Risk
  Issuer Focus Risk
  Small and Mid-Size Companies Risk
  Risks of Investments in Real Estate Related Securities
  Risks of Warrants and Rights
  Preferred Stocks Risk
  Risks of Initial Public Offerings
  Risks of Investments in Other Funds
  Debt Securities Risk
  Market Segment Risk
  Derivatives Risk
  Forward Foreign Currency Transactions Risk
  Leveraging Risk
  Portfolio Turnover Risk

Existing Fund	Replacement Fund

  Valuation Risk
  Liquidity Risk
  Expense Risk
Please note that there are many other factors that could adversely affect your investment and that could prevent the portfolio from achieving its goals.

An investment in the portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

7.
Pioneer Real Estate Shares VCT Portfolio

Investment Objective

Long-term growth of capital. Current income is a secondary objective.

Principal Investment Strategies

Normally, the portfolio invests at least 80% of its total assets in equity securities of real estate investment trusts (REITs) and other real estate industry issuers. The portfolio may at times emphasize particular sub-sectors of the real estate industry. For purposes of the portfolio’s investment policies, equity securities include common stocks and other equity instruments, such as exchange-traded funds (ETFs) that invest primarily in equity securities, warrants, rights, and preferred stocks.

The portfolio may invest up to 20% of its total assets in debt securities of real estate industry issuers, mortgage-backed securities and short-term investments. The portfolio may invest up to 5% of its net assets in below investment grade debt securities (known as “junk bonds”), including below investment grade convertible debt securities.

The portfolio may invest up to 10% of its total assets in securities of non-U.S. issuers. Up to 5% of the portfolio’s total assets may be invested in the securities of emerging markets issuers.

The portfolio may, but is not required to, use derivatives. The portfolio may use derivatives, such as options and futures, for a variety of purposes, including; in an attempt to hedge against adverse changes in the market price of

Transamerica Clarion Global Real Estate Securities VP

Investment Objective

Seeks long-term total return from investments primarily in equity securities of real estate companies. Total return consists of realized and unrealized capital gains and losses plus income.

Principal Investment Strategies

Under normal conditions, the portfolio’s sub-adviser, CBRE Clarion Securities LLC (the “sub-adviser”), will invest at least 80% of the portfolio’s net assets (plus the amount of borrowings, if any, for investment purposes) in equity securities of issuers that are principally engaged in the real estate industry. The sub-adviser considers issuers principally engaged in the real estate industry to be companies that derive their intrinsic value from the ownership, operation, development, construction, financing, management or sale of commercial, industrial or residential real estate and similar activities. Under normal market conditions, the portfolio invests at least 40% of its assets (or, if conditions are not favorable, at least 30% of its assets) in non-U.S. issuers directly or through depositary receipts. The portfolio’s portfolio normally will be composed of investments in issuers that are economically tied to at least three different countries, including the United States. As a general matter, the sub-adviser intends to invest in common stocks and convertible securities of real estate companies, including real estate investment trusts (“REITs”).

The sub-adviser may engage in frequent and

Existing Fund	Replacement Fund

securities, interest rates or currency exchange rates; as a substitute for purchasing or selling securities; to attempt to increase the portfolio’s return as a non-hedging strategy that may be considered speculative; and to manage portfolio characteristics. The portfolio may choose not to make use of derivatives for a variety of reasons, and any use may be limited by applicable law and regulations. The portfolio also may hold cash or other short-term investments.

The portfolio may invest in fewer than 40 securities. The portfolio may invest in initial public offerings of equity securities.

The portfolio uses a “growth at a reasonable price” style of management. The subadviser seeks to invest in companies with above average potential for earnings and revenue growth that are also trading at attractive market valuations. To select stocks, the subadviser employs fundamental and qualitative research and an evaluation of the issuer based on its financial statements and operations. The subadviser focuses on the quality and price of individual issuers and securities. The subadviser generally sells a portfolio security when it believes that the issuer no longer offers the potential for above average earnings and revenue growth.

Principal Risks

You could lose money on your investment in the portfolio. As with any mutual fund, there is no guarantee that the portfolio will achieve its objectives.
  Market Risk
  Growth Style Risk
  Portfolio Selection Risk
  Small and Mid-Size Companies Risk
  Issuer Focus Risk
  Risks of Investments in Real Estate Related Securities
  Risks of Warrants and Rights
  Preferred Stocks Risk
  Risks of Initial Public Offerings
  Risks of Investment in Other Funds
  Debt Securities Risk
  Mortgage-Backed Securities Risk
  Risks of Non-U.S. Investments

active trading of portfolio investments to achieve the portfolio’s investment objective. The portfolio does not directly invest in real estate.

This portfolio is non-diversified.

Principal Risks

Risk is inherent in all investing. Many factors affect the portfolio’s performance. There is no assurance the portfolio will meet its investment objective. The value of your investment in the portfolio, as well as the amount of return you receive on your investment, may fluctuate significantly. You may lose part or all of your investment in the portfolio or your investment may not perform as well as other similar investments. The portfolio may take temporary defensive positions; in such a case, the portfolio will not be pursuing its principal investment strategies. The following is a summary description of principal risks (in alphabetical order) of investing in the portfolio. You may lose money if you invest in this portfolio.

•      Active Trading
•      Convertible Securities
•      Currency
•      Depositary Receipts
•      Emerging Markets
•      Equity Securities
•      Extension
•      Fixed-Income Securities
•      Focused Investing
•      Foreign Investments
•      Industry Concentration
•      Interest Rate
•      Manager
•      Market
•      Mortgage-Related and Asset-Backed Securities
•      Non-Diversification
•      Portfolio Selection
•      Prepayment or Call
•      Real Estate Securities
•      REITs
•      Small and Medium Capitalization Companies
•      Valuation

Existing Fund	Replacement Fund

  Market Segment Risk
  Derivatives Risk
  Leveraging Risk
  Valuation Risk
  Liquidity Risk
  Expense Risk
Please note that there are many other factors that could adversely affect your investment and that could prevent the portfolio from achieving its goals.

An investment in the portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

8.
Pioneer Fund VCT Portfolio

Investment Objective

Reasonable income and capital growth.

Principal Investment Strategies

The portfolio invests in a broad group of carefully selected securities that the portfolio’s adviser believes are reasonably priced, rather than in securities whose prices reflect a premium resulting from their current market popularity. The portfolio invests predominantly in equity securities. For purposes of the portfolio’s investment policies, equity securities include common stocks and other equity instruments, such as exchange-traded funds (ETFs) that invest primarily in equity securities, equity interests in real estate investment trusts (REITs), depositary receipts, warrants, rights and preferred stocks.

The portfolio primarily invests in securities of U.S. issuers. The portfolio may invest up to 15% of its total assets in equity and debt securities of non-U.S. issuers. The portfolio will not invest more than 5% of its total assets in the securities of emerging markets issuers.

The portfolio may invest up to 15% of its net assets in REITs.

The portfolio may invest in initial public offerings of equity securities. The portfolio may also invest in investment grade and below investment grade debt securities (known as

Transamerica JPMorgan Enhanced Index VP

Investment Objective

Seeks to earn a total return modestly in excess of the total return performance of the S&P 500® (including the reinvestment of dividends) while maintaining a volatility of return similar to the S&P 500®.

Principal Investment Strategies

The portfolio’s sub-adviser, J.P. Morgan Investment Management Inc. (the “sub-adviser”), seeks to achieve the portfolio’s objective by investing, under normal circumstances, at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in equity securities of large- and medium-capitalization U.S. companies. The portfolio may invest in foreign companies. The sub-adviser will normally keep the portfolio as fully invested in equity securities as practicable. Industry by industry, the portfolio’s weightings are generally similar to those of the S&P 500®. The sub-adviser normally does not look to overweight or underweight industries. Holdings by industry sector will normally approximate those of the S&P 500®.

Industry by industry, the portfolio’s weightings are generally similar to those of the S&P 500®. The portfolio normally does not look to overweight or underweight industries. Holdings by industry sector will normally approximate

Existing Fund	Replacement Fund

“junk bonds”) of U.S. and non-U.S. issuers.

The portfolio may, but is not required to, use derivatives. The portfolio may use derivatives, such as stock index futures and options, for a variety of purposes, including: in an attempt to hedge against adverse changes in the market price of securities, interest rates or currency exchange rates; as a substitute for purchasing or selling securities; to attempt to increase the portfolio’s return as a non-hedging strategy that may be considered speculative; to manage portfolio characteristics; and as a cash flow management technique. The portfolio may choose not to make use of derivatives for a variety of reasons, and any use may be limited by applicable law and regulations. The portfolio may also hold cash or other short-term investments.

The portfolio’s investment adviser uses a value approach to select the portfolio’s investments to buy and sell. The adviser seeks securities selling at reasonable prices or substantial discounts to their underlying values and then holds these securities until the market values reflect their intrinsic values. The adviser evaluates a security’s potential value, including the attractiveness of its market valuation, based on the company’s assets and prospects for earnings growth. In making that assessment, the adviser employs fundamental research and an evaluation of the issuer based on its financial statements and operations. In selecting securities, the adviser considers a security’s potential to provide a reasonable amount of income. The adviser focuses on the quality and price of individual issuers.

Principal Risks

You could lose money on your investment in the portfolio. As with any mutual fund, there is no guarantee that the portfolio will achieve its objectives.
  Market Risk
  Value Style Risk
  Portfolio Selection Risk
  Risks of Investments in Real Estate Related Securities

those of the S&P 500®. Within each industry, the portfolio’s sub-adviser modestly may overweight stocks that it views as undervalued or fairly valued while modestly underweighting or not holding stocks that it views as overvalued. The portfolio normally invests primarily in common stocks.

The portfolio may invest up to 20% of its assets in short-term, fixed-income instruments, including U.S. government securities and repurchase agreements. The portfolio may use index futures to equitize cash.

Principal Risks

Risk is inherent in all investing. Many factors affect the portfolio’s performance. There is no assurance the portfolio will meet its investment objective. The value of your investment in the portfolio, as well as the amount of return you receive on your investment, may fluctuate significantly. You may lose part or all of your investment in the portfolio or your investment may not perform as well as other similar investments. The portfolio may take temporary defensive positions; in such a case, the portfolio will not be pursuing its principal investment strategies. The following is a summary description of principal risks (in alphabetical order) of investing in the portfolio. You may lose money if you invest in this portfolio.

•      Active Trading
•      Counterparty
•      Currency
•      Derivatives
•      Equity Securities
•      Fixed-Income Securities
•      Foreign Investments
•      Growth Stocks
•      Leveraging
•      Manager
•      Market
•      Medium Capitalization Companies
•      Portfolio Selection
•      Repurchase Agreements
•      Rule 144A and Privately Placed Securities
•      U.S. Government Agency Obligations

Existing Fund	Replacement Fund

•      Risks of Warrants and Rights
•      Preferred Stocks Risk
•      Risks of Initial Public Offerings
•      Risks of Investment in Other Funds
•      Debt Securities Risk
•      Risks of Non-U.S. Investments
•      Market Segment Risk
•      Derivatives Risk
•      Leveraging Risk
•      Valuation Risk
•      Liquidity Risk
•      Expense Risk

Please note that there are many other factors that could adversely affect your investment and that could prevent the portfolio from achieving its goals.

An investment in the portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

• Valuation • Value Investing
9.
Wanger USA

Investment Objective

Wanger USA (the Fund) seeks long-term capital appreciation.

Principal Investment Strategies

Under normal circumstances, the Fund invests at least 80% of its net assets (including the amount any borrowings for investment purposes) in U.S. companies.

Under normal circumstances, the Fund invests a majority of its net assets in the common stock of small- and mid-sized companies with market capitalizations under $5 billion at the time of initial investment. However, if the Fund’s investments in such companies represent less than a majority of its net assets, the Fund may continue to hold and to make additional investments in an existing company in its portfolio even if that company’s capitalization has grown to exceed $5 billion. Under normal circumstances, the Fund may invest in companies with market capitalizations above $5 billion at the time of initial investment, provided that immediately after that investment a majority

Transamerica T. Rowe Price Small Cap VP

Investment Objective

Seeks long-term growth of capital by investing primarily in common stocks of small growth companies.

Principal Investment Strategies

The portfolio’s sub-adviser, T. Rowe Price Associates, Inc. (the “sub-adviser”), seeks to achieve the portfolio’s objective by investing, under normal circumstances, at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in small-cap growth companies. These are currently defined by the sub-adviser as companies whose market capitalization falls within the range of companies in the Morgan Stanley Capital International U.S. Small Cap Growth Index (“MSCI U.S. Small Cap Growth Index”), which was approximately $102.8 million to $7.5 billion as of December 31, 2014, but the range will vary with market fluctuations. The market capitalization of the companies in the portfolio and the MSCI U.S. Small Cap Growth Index changes over time, and the portfolio will not sell a stock just because the company has grown to

Existing Fund	Replacement Fund

of its net assets would be invested in companies whose market capitalizations were under $5 billion at the time of initial investment.

Columbia Wanger Asset Management, LLC, the Fund’s investment adviser (the Investment Manager), believes that stocks of companies with market capitalizations under $5 billion, which generally are not as well known by financial analysts as larger companies, may offer higher return potential than stocks of larger companies.

The Investment Manager typically seeks companies with:

■     A strong business franchise that offers growth potential.
■     Products and services in which the company has a competitive advantage.
■     A stock price the Investment Manager believes is reasonable relative to the assets and earning power of the company.

The Investment Manager may sell a portfolio holding if the security reaches the Investment Manager’s price target, if the company has a deterioration of fundamentals, such as failing to meet key operating benchmarks, or if the Investment Manager believes other securities are more attractive. The Investment Manager also may sell a portfolio holding to fund redemptions.

Principal Risks

An investment in the Fund involves risk, including those described below. There is no assurance that the Fund will achieve its investment objective and you may lose money. The value of the Fund’s holdings may decline, and the Fund’s net asset value and share price may go down.

•      Active Management Risk
•      Market Risk
•      Small- and Mid-Cap Company Securities Risk
•      Issuer Risk
•      Sector Risk

a market capitalization outside the range. Most of the stocks purchased by the portfolio will be in this size range. However, the portfolio may on occasion purchase a stock whose market capitalization exceeds the range. The portfolio intends to be invested in a broadly diversified portfolio of securities and the top 25 holdings will not, under normal circumstances, constitute more than 50% of total assets. This broad diversification helps to minimize the effects of individual security selection on portfolio performance. The sub-adviser employs a number of quantitative models to help identify stocks that could be included in the portfolio. Based on quantitative models and fundamental company research, the portfolio is constructed in a “bottom-up” manner so that the portfolio as a whole reflects characteristics the sub-adviser considers important, such as valuations and projected earnings and sales growth rates, capital allocation, and earnings quality. The sub-adviser also considers portfolio risk characteristics in the process of portfolio construction. Sector allocations are generally in line with those of the MSCI U.S. Small Cap Growth Index, with occasional small overweights or underweights to a particular sector, and the portfolio may at times invest significantly in technology stocks. In building the investment models and adjusting them as needed, the portfolio draws on the sub-adviser’s experience in small-cap growth investing—quantitative and fundamental research, portfolio strategy, and trading.

While the portfolio normally invests principally in small-cap U.S. common stocks, the sub-adviser may, to a lesser extent, invest in foreign stocks (up to 10% of total assets) or exchange traded funds in pursuit of its investment objective. The portfolio may, but need not, invest in derivatives, including stock index futures and options to manage or hedge risk. The portfolio may sell securities for a variety of reasons, such as to secure gains, limit losses, or re-deploy assets into more promising opportunities.

Principal Risks

Risk is inherent in all investing. Many factors affect the portfolio’s performance. There is no

Existing Fund	Replacement Fund

assurance the portfolio will meet its investment objective. The value of your investment in the portfolio, as well as the amount of return you receive on your investment, may fluctuate significantly. You may lose part or all of your investment in the portfolio or your investment may not perform as well as other similar investments. The portfolio may take temporary defensive positions; in such a case, the portfolio will not be pursuing its principal investment strategies. The following is a summary description of principal risks (in alphabetical order) of investing in the portfolio. You may lose money if you invest in this portfolio.

•      Counterparty
•      Currency
•      Derivatives
•      Equity Securities
•      Exchange Traded Funds
•      Focused Investing
•      Foreign Investments
•      Growth Stocks
•      Leveraging
•      Liquidity
•      Manager
•      Market
•      Model and Data
•      Portfolio Selection
•      Small Capitalization Companies
•      Valuation

10.
Invesco V.I. Comstock Fund

Investment Objective

The Fund’s investment objective is to seek capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.

Principal Investment Strategies

The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks and in derivatives and other instruments that have economic characteristics similar to such securities.

AB VPS Growth and Income Portfolio

Investment Objective

The Portfolio’s investment objective is long-term growth of capital.

Principal Investment Strategies

The Portfolio invests primarily in the equity securities of U.S. companies that the Adviser believes are undervalued, focusing on dividend-paying securities. The Adviser believes that, over time, a company’s stock price will come to reflect its intrinsic economic value. The Portfolio may invest in companies of any size and in any industry.

The Adviser depends heavily upon the

Existing Fund	Replacement Fund

The Fund may invest in securities of issuers of any market capitalization; however, a substantial number of the issuers in which the Fund invests are large-capitalization issuers.

The Fund may invest up to 10% of its net assets in real estate investment trusts (REITs).

The Fund may invest up to 25% of its net assets in securities of foreign issuers, which may include securities of issuers located in emerging markets countries, i.e., those that are in the initial stages of their industrial cycles, or depositary receipts.

The Fund generally holds up to 10% of its net assets in high-quality short-term debt securities and in investment grade corporate debt securities to provide liquidity.

The Fund can invest in derivative instruments, including forward foreign currency contracts and futures contracts.

The Fund can use forward foreign currency contracts to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

The Fund can use futures contracts, including index futures, to seek exposure to certain asset classes and to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

In selecting securities for investment, Invesco Advisers, Inc. (Invesco or the Adviser) focuses primarily on a security’s potential for capital growth and income. The Adviser emphasizes a value style of investing, seeking well-established, undervalued companies that have identifiable factors that might lead to improved valuations.

The Adviser will consider selling a security if it meets one or more of the following criteria: (1) the target price of the investment has been realized and the Adviser no longer considers the company undervalued, (2) a better value opportunity is identified, or (3) research shows that the company is experiencing deteriorating fundamentals beyond the Adviser’s tolerable level and the trend is likely to be a long-term issue.

fundamental analysis and research of its internal research staff in making investment decisions for the Portfolio. The research staff follows a primary research universe of approximately 500 largely U.S. companies. In determining a company’s intrinsic economic value, the Adviser takes into account many fundamental and financial factors that it believes bear on the company’s ability to perform in the future, including earnings growth, prospective cash flows, dividend growth and growth in book value. The Adviser then ranks each of the companies in its research universe in the relative order of disparity between their intrinsic economic values and their current stock prices, with companies with the greatest disparities receiving the highest rankings (i.e., being considered the most undervalued). The Adviser anticipates that the Portfolio’s  portfolio normally will include companies ranking in the top three deciles of the Adviser’s valuation model.

The Adviser recognizes that the perception of what is a “value” stock is relative and the factors considered in determining whether a stock is a “value” stock may, and often will, have differing relative significance in different phases of an economic cycle. Also, at different times, and as a result of how individual companies are valued in the market, the Portfolio may be attracted to investments in companies with different market capitalizations (i.e., large-, mid- or small-capitalization) or companies engaged in particular types of business (e.g., banks and other financial institutions), although the Portfolio does not intend to concentrate in any particular industries or businesses. The Portfolio’s portfolio emphasis upon particular industries or sectors will be a by-product of the stock selection process rather than the result of assigned targets or ranges.

The Portfolio may enter into derivatives transactions, such as options, futures contracts, forwards and swaps. The Portfolio may use options strategies involving the purchase and/or writing of various combinations of call and/or put options, including on individual securities and stock indices, futures contracts (including

Existing Fund	Replacement Fund

Principal Risks

As with any mutual fund investment, loss of money is a risk of investing. An investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The risks associated with an investment in the Fund can increase during times of significant market volatility. The principal risks of investing in the Fund are:

•      Depositary Receipts Risk
•      Derivatives Risk
•      Developing/Emerging Markets Securities Risk
•      Foreign Securities Risk
•      Management Risk
•      Market Risk
•      REIT Risk/Real Estate Risk
•      Small- and Mid-Capitalization Risks
•      Value Investing Style Risk

futures contracts on individual securities and stock indices) or shares of exchange-traded funds, or ETFs. These transactions may be used, for example, to earn extra income, to adjust exposure to individual securities or markets, or to protect all or a portion of the Portfolio’s portfolio from a decline in value, sometimes within certain ranges.

The Portfolio may, at times, invest in shares of ETFs in lieu of making direct investments in equity securities. ETFs may provide more efficient and economical exposure to the types of companies and geographic locations in which the Portfolio seeks to invest than direct investments.

Principal Risks

•      Market Risk
•      Foreign (Non-U.S.) Risk
•      Currency Risk
•      Derivatives Risk
•      Industry/Sector Risk
•      Management Risk

As with all investments, you may lose money by investing in the Portfolio.

11.
Columbia Variable Portfolio – Select Smaller-Cap Value Fund

Investment Objective

Columbia Variable Portfolio – Select Smaller-Cap Value Fund (the Fund) seeks to provide shareholders with long-term capital growth.

Principal Investment Strategies

Under normal circumstances, the Fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in equity securities of smaller capitalization issuers. These companies have market capitalizations in the range of companies in the Russell 2000® Value Index (the Index) at the time of purchase (between $5 million and $5.95 billion as of March 31, 2015). The market capitalization range and composition of the companies in the Index are subject to change. The Fund’s Board of Trustees may change the parameters by which smaller market capitalization is defined if it

Transamerica T. Rowe Price Small Cap VP

Investment Objective

Seeks long-term growth of capital by investing primarily in common stocks of small growth companies.

Principal Investment Strategies

The portfolio’s sub-adviser, T. Rowe Price Associates, Inc. (the “sub-adviser”), seeks to achieve the portfolio’s objective by investing, under normal circumstances, at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in small-cap growth companies. These are currently defined by the sub-adviser as companies whose market capitalization falls within the range of companies in the Morgan Stanley Capital International U.S. Small Cap Growth Index (“MSCI U.S. Small Cap Growth Index”), which was approximately $102.8 million to $7.5 billion as of December 31, 2014, but the range will vary

Existing Fund	Replacement Fund

concludes such a change is appropriate.

The Fund invests substantially in securities of U.S. issuers. The Fund may invest up to 25% of its net assets in foreign investments. The Fund also invests substantially in “value” companies. The Fund considers “value” companies to be those companies believed by the investment manager to be undervalued, either historically, by the market, or as compared with issuers in the same or similar industry or sector. The Fund may from time to time emphasize one or more economic sectors in selecting its investments, including the industrials sector. The Fund may hold a small number of securities consistent with its value investment approach. Generally, the Fund anticipates holding between 40 and 50 securities in its portfolio; however, the Fund may hold, at any time, more or fewer securities than noted in this range.

Principal Risks

An investment in the Fund involves risk, including those described below. There is no assurance that the Fund will achieve its investment objective and you may lose money. The value of the Fund’s holdings may decline, and the Fund’s net asset value (NAV) and share price may go down.

•      Active Management Risk
•      Focused Portfolio Risk
•      Foreign Securities Risk
•      Issuer Risk
•      Market Risk
•      Sector Risk
•      Small Company Securities Risk
•      Value Securities Risk

with market fluctuations. The market capitalization of the companies in the portfolio and the MSCI U.S. Small Cap Growth Index changes over time, and the portfolio will not sell a stock just because the company has grown to a market capitalization outside the range. Most of the stocks purchased by the portfolio will be in this size range. However, the portfolio may on occasion purchase a stock whose market capitalization exceeds the range. The portfolio intends to be invested in a broadly diversified portfolio of securities and the top 25 holdings will not, under normal circumstances, constitute more than 50% of total assets. This broad diversification helps to minimize the effects of individual security selection on portfolio performance. The sub-adviser employs a number of quantitative models to help identify stocks that could be included in the portfolio. Based on quantitative models and fundamental company research, the portfolio is constructed in a “bottom-up” manner so that the portfolio as a whole reflects characteristics the sub-adviser considers important, such as valuations and projected earnings and sales growth rates, capital allocation, and earnings quality. The sub-adviser also considers portfolio risk characteristics in the process of portfolio construction. Sector allocations are generally in line with those of the MSCI U.S. Small Cap Growth Index, with occasional small overweights or underweights to a particular sector, and the portfolio may at times invest significantly in technology stocks. In building the investment models and adjusting them as needed, the portfolio draws on the sub-adviser’s experience in small-cap growth investing—quantitative and fundamental research, portfolio strategy, and trading.

While the portfolio normally invests principally in small-cap U.S. common stocks, the sub-adviser may, to a lesser extent, invest in foreign stocks (up to 10% of total assets) or exchange traded funds in pursuit of its investment objective. The portfolio may, but need not, invest in derivatives, including stock index futures and options to manage or hedge risk. The portfolio may sell securities for a variety of reasons, such as to secure gains, limit losses, or re-deploy assets into more promising

Existing Fund	Replacement Fund

opportunities.

Principal Risks

Risk is inherent in all investing. Many factors affect the portfolio’s performance. There is no assurance the portfolio will meet its investment objective. The value of your investment in the portfolio, as well as the amount of return you receive on your investment, may fluctuate significantly. You may lose part or all of your investment in the portfolio or your investment may not perform as well as other similar investments. The portfolio may take temporary defensive positions; in such a case, the portfolio will not be pursuing its principal investment strategies. The following is a summary description of principal risks (in alphabetical order) of investing in the portfolio. You may lose money if you invest in this portfolio.

•      Counterparty
•      Currency
•      Derivatives
•      Equity Securities
•      Exchange Traded Funds
•      Focused Investing
•      Foreign Investments
•      Growth Stocks
•      Leveraging
•      Liquidity
•      Manager
•      Market
•      Model and Data
•      Portfolio Selection
•      Small Capitalization Companies
•      Valuation

TAM serves as the investment adviser to each of the Replacement Funds except for the AB VPS International Value Portfolio and the AB VPS Income and Growth Portfolio, which are advised by AllianceBernstein L.P.  A chart comparing the adviser and, as applicable, the sub-adviser of each Existing Fund with those of its corresponding Replacement Fund is appended hereto as Appendix B.

Each Transamerica Series Trust Replacement Fund currently offers two classes of shares, an Initial Class and a Service Class.  Initial Class shares and Service Class shares have different expense structures.  Initial Class shares can pay up to a maximum Rule 12b-1 fee equal to an annual rate of 0.15% (expressed as a percentage of average daily net assets of the portfolio), but the Transamerica Series Trust Funds do not intend to pay any distribution fees for Initial Class shares through May 1, 2016.  The Transamerica Series Trust Funds reserve the right to pay such fees after that date.  Service Class shares have a maximum Rule 12b-1 fee equal to an annual rate of 0.25% (expressed as a percentage of average daily net assets of the portfolio). The payment of these fees will lower the Transamerica Series Trust Funds’ investment performance.

TAM has entered into an expense limitation agreement with Transamerica Series Trust on behalf of each Transamerica Series Trust Fund, pursuant to which TAM has agreed to reimburse the Fund’s expenses or waive fees, or both, whenever, in any fiscal year, the total cost to the Fund of normal operating expenses chargeable to the Fund, including the investment advisory fee but excluding, as applicable, 12b-1 fees, acquired fund fees and expenses, interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, extraordinary expenses and other expenses not incurred in the ordinary course of the Fund’s business) exceed a certain percentage of the Fund’s average daily net assets (“expense cap”). Each Transamerica Series Trust Fund may, at a later date, reimburse TAM for operating expenses previously paid on behalf of such Fund during the previous 36 months (36-month reimbursement), but only if, after such reimbursement, the Fund’s expense ratios does not exceed the expense cap. The agreement continues automatically for one-year terms unless TAM provides written notice to Transamerica Series Trust prior to the end of the then-current term. In addition, the agreement will terminate upon termination of the Advisory Agreement.

The expense cap and expiration date of such expense cap for each Transamerica Series Trust Fund are listed below.  None of the Transamerica Series Trust Funds are currently operating in excess of its expense cap.

Transamerica Series Trust Fund	Expense Cap	Expiration Date
Transamerica MFS International Equity VP	1.125%	May 1, 2016
Transamerica WMC US Growth VP	0.85%	May 1, 2016
Transamerica Jennison Growth VP	0.94%	May 1, 2016
Transamerica T. Rowe Price Small Cap VP	0.93%	May 1, 2016
Transamerica TS&W International Equity VP	1.02%	May 1, 2016
Transamerica Clarion Global Real Estate Securities VP	1.00%	May 1, 2016
Transamerica JPMorgan Enhanced Index VP	0.84%	May 1, 2016

C.           Description of the Contracts

The Contracts are individual and group flexible premium fixed and variable deferred annuity contracts. The Contracts provide for the accumulation of values on a variable basis, fixed basis, or both, during the accumulation period, and provide settlement or annuity payment options on a variable basis, fixed basis, or both.  The Contracts permit the Insurance Companies to substitute shares of one fund with shares of another, including a fund of a different registered investment company.  The prospectuses for the Contracts and the Separate Accounts contain appropriate disclosures of this right.

Pursuant to the Contracts, the Contract owners may currently select among a number of variable account investment options and, pursuant to certain Contracts, one fixed account investment option.  Many of the Contracts provide for a maximum number of transfers that can be made every year without charge (e.g., 12 free transfers per year) or that a charge will apply to transfers in excess of a certain number.  Currently, during the accumulation period, Contract owners may transfer among the variable account options without limitation and subject only to the Insurance Companies’ market timing restrictions.  Certain Contracts permit transfers from the fixed account subject to certain minimum transfer amounts and maximum limitations, while other of the Contracts impose additional restrictions on transfers to or from the fixed account.  No fees or other charges are currently imposed on transfers.  Pursuant to the Contracts, the Insurance Companies generally reserve the right to impose additional restrictions on transfers.  Any limits on transfers among variable account investment options, except for limits related to the Insurance Companies’ market timing restrictions, will not apply in connection with the Substitutions as described in more detail below.

D.           Reasons for the Substitutions

The Substitutions are expected to benefit Contract owners, including through the simplification of the investment options by eliminating overlapping offerings and offering comparable or improved investment options at the same or lower net operating expenses.  In addition, the proposed Substitutions are designed to provide Contract owners with these benefits while enabling them to continue their investment in similar or better investment options without interruption and at no additional cost to them.  In this regard, the Insurance Companies or their affiliates have agreed to bear all expenses incurred in connection with the Substitutions and related filings and notices, including legal, accounting, brokerage and other fees and expenses.

Many of the Replacement Funds offer comparable or better performance records than their corresponding Existing Funds.  The Applicants believe that the Replacement Funds overall may provide Contract owners with more consistent performance than the Existing Funds.  At the same time, Contract owners will continue to be able to select among a similar number of investment options, with a similar range of investment objectives, investment strategies, and managers.

As a result of the Substitutions, the number of investment options offered under the Contracts may change slightly.  That number, which currently ranges from 22 to 54, will range from 22 to 53 following the proposed Substitutions.  Similarly, the Substitutions may cause the number of affiliated investment options available under the Contracts to change.  Currently, the number of affiliated investment options available under the Contracts ranges from zero to five.  Following the Substitutions, that range will increase to zero to 11 affiliated investment options.  For the Contracts that will experience a reduction in the number of available investment options, none will be reduced by more than one investment option and all will have at least 22 available investment options after the Substitutions.

In all but two instances, the Substitutions will replace investment options advised by investment advisers that are not affiliated with the Applicants with Transamerica Series Trust Funds, which are advised by TAM and sub-advised by investment advisers that are not affiliated with the Applicants.  Each Transamerica Series Trust Replacement Fund may rely on an Order from the Commission that permits Transamerica Series Trust and TAM, subject to certain conditions, and without the approval of shareholders to: (1) employ a new unaffiliated sub-adviser for a portfolio pursuant to the terms of a new investment sub-advisory agreement, either as a replacement for an existing sub-adviser or as an additional sub-adviser; (2) materially change the terms of any sub-advisory agreement; and (3) continue the employment of an existing sub-adviser on sub-advisory contract terms where a contract has been assigned because of a change of control of the sub-adviser. Pursuant to the Order, each Transamerica Series Trust Replacement Fund has agreed to provide certain information about new sub-advisers and new sub-advisory agreements to its shareholders.  Reliance on the Order will permit TAM to hire, monitor and replace sub-advisers as necessary to achieve optimal performance. The AB Portfolios that serve as the Replacement Funds for Substitution Nos. 3 and 10 do not currently have a similar Order.

In addition, Contract owners with sub -account balances invested through the Separate Accounts in shares of each Replacement Fund will have the same or lower total expense ratios taking into account fund expenses (including Rule 12b-1 fees, if any).  With respect to all of the proposed Substitutions, except for Substitution Nos. 3, 4, 5, and 8, the management fee and Rule 12b-1 fees paid by the Replacement Fund are the same or lower than those of the corresponding Existing Fund.  Although the Replacement Funds in Substitution Nos. 3, 4, 5, and 8 have management fees that range from 0.01% to 0.09% higher than those of their corresponding Existing Funds, the combined management and 12b-1 fees of each Replacement Fund are less than those of its corresponding Existing Fund and the total annual operating expenses of each Replacement Fund are less than those of its corresponding Existing Fund.  A description of the comparative management fees of the Replacement and Existing Funds, at all breakpoint levels, is set forth in Appendix C appended hereto.

The Substitutions will result in a decrease in net expense ratios, after waivers, ranging from 0.10% to 0.73%.  Moreover, there will be no increase in Contract fees and expenses, including mortality and expense risk fees and administration and distribution fees charged to the Separate Accounts as a result of the Substitutions.  The Applicants believe that the Replacement Funds have investment objectives, policies and risk profiles, as described in their prospectuses, that are substantially the same as, or sufficiently similar to, the corresponding Existing Funds to make those Replacement Funds appropriate candidates as substitutes.  The Insurance Companies considered the performance history of the Existing Funds and the Replacement Funds and determined that no Contract owners would be materially adversely affected as a result of the Substitutions.

The Rule 12b-1 fees associated with the share classes of the Replacement Funds are either identical to or less than those of the share classes of the Existing Funds.  Under the Rule 12b-1 Plan for the Initial Class shares, each Transamerica Series Trust Replacement Fund may pay up to 0.15% for distribution and service fees.  To date, the Transamerica Series Trust Replacement Funds have not paid any Rule 12b-1 fees with respect to Initial Class shares, and will not pay any Rule 12b-1 fees on Initial Class shares through May 1, 2016.  Under the Rule 12b-1 Plan for the Service Class, each Transamerica Series Trust Replacement Fund may pay up to 0.25% for distribution and service fees.  The AB Portfolios have not adopted a Distribution and Service Plan pursuant to Rule 12b-1 under the 1940 Act with respect to their Class A Shares.

The distributors of the Existing Funds pay to the Insurance Companies, or their affiliates, any Rule 12b-1 fees associated with the class of shares sold to the Separate Accounts.  Similarly, TCI, the distributor for Transamerica Series Trust, will receive from the applicable class of shares held by the Separate Accounts Rule 12b-1 fees paid by the Replacement Funds. The amount of Rule 12b-1 fees paid to TCI by the Replacement Funds will be the same or lower than the amount paid by the Existing Funds.

E.           Performance and Fees of Existing Fund and Replacement Fund

For each proposed Substitution, the following section describes the comparative performance history and comparative fund fees and expenses.  Each Fund’s performance history generally takes into account the one-, five- and ten-year periods ended December 31, 2014.  Comparative fund fees and expenses are based on actual expenses, including waivers for the year ended December 31, 2014. All performance history and fund fees and expenses described below were taken from the Existing Funds’ and Replacement Funds’ prospectuses, as filed with the Commission. The Applicants are not responsible for and make no representation as to the accuracy of such information taken from third party prospectuses.

1.	American Century Investments VP International Fund – Transamerica MFS International
Equity VP
For the one- and ten-year periods ended December 31, 2014, the Initial Class shares performance of Transamerica MFS International Equity VP exceeded that of the Class I shares of American Century Investments VP International Fund.  For the five-year period, the Initial Class shares performance of Transamerica MFS International Equity VP was comparable to that of the Class I shares of American Century Investments VP International Fund.

Fund Performance as of December 31, 2014

	American Century Investments VP International Fund (Class I)	Transamerica MFS International Equity VP (Initial Class)
One Year	(5.51)%	(5.17)%
Five Years	6.90%	6.33%
Ten Years	5.59%	5.87%

As set forth below, the management fee and total operating expenses of Transamerica MFS International Equity VP were lower than those of American Century Investments VP International Fund.

Fee and Expense Data as of December 31, 2014

	American Century Investments VP International Fund (Class I)	Transamerica MFS International Equity VP (Initial Class)
Management Fee	1.33%	0.89%
12b-1 Fee	None	0.00%
Other Expenses	0.00%	0.13%
Total Annual Fund Operating Expenses	1.33%	1.02%

2.	Dreyfus Variable Investment Fund: Appreciation Portfolio – Transamerica WMC US Growth VP
For the one- and five-year periods ended December 31, 2014, the Service Class shares performance of Transamerica WMC US Growth VP exceeded that of the Service Shares of Dreyfus Variable Investment Fund: Appreciation Portfolio. For the ten-year period, the Service Class shares performance of Transamerica WMC US Growth VP was comparable to that of the Service Shares of Dreyfus Variable Investment Fund: Appreciation Portfolio.  Prior to April 9, 2010, Transamerica WMC US Growth VP had a different sub-adviser and pursued different investment strategies.

Fund Performance as of December 31, 2014

	Dreyfus VIF: Appreciation Portfolio (Service Shares)	Transamerica WMC US Growth VP (Service Class)
One Year	7.83%	10.83%
Five Years	12.41%	13.28%
Ten Years	7.14%	6.59%

As set forth below, the management fee and total operating expenses of Transamerica WMC US Growth VP were lower than those of Dreyfus Variable Investment Fund: Appreciation Portfolio.

Fee and Expense Data as of December 31, 2014

	Dreyfus VIF: Appreciation Portfolio (Service Shares)	Transamerica WMC US Growth VP (Service Class)
Management Fee	0.75%	0.64%*
12b-1 Fee	0.25%	0.25%
Other Expenses	0.05%	0.06%
Total Annual Fund Operating Expenses	1.05%	0.95%

*	Management fees have been restated to reflect a reduction in advisory fees effective July 1, 2014.

3.	Templeton Foreign VIP Fund – AB VPS International Value Portfolio
For the one-year period ended December 31, 2014, the Class A shares performance of AB VPS International Value Portfolio exceeded that of the Class 2 shares of Templeton Foreign VIP Fund.

Fund Performance as of December 31, 2014

	Templeton Foreign VIP Fund (Class 2)	AB VPS International Value Portfolio (Class A)
One Year	(11.13)%	(6.21)%
Five Years	4.59%	2.22%
Ten Years	4.68%	1.66%

As set forth below, the management fee of AB VPS International Value Portfolio was higher than that of Templeton Foreign VIP Fund. However, the total operating expenses of Class A shares of AB VPS International Value Portfolio were lower than those of Class 2 shares of Templeton Foreign VIP Fund.

Fee and Expense Data as of December 31, 2014

	Templeton Foreign VIP Fund (Class 2)	AB VPS International Value Portfolio (Class A)
Management Fee	0.74%*	0.75%
12b-1 Fee	0.25%	0.00%
Other Expenses	0.03%	0.10%
Total Annual Fund Operating Expenses	1.02%	0.85%

*
Management fees and other expenses have been restated to reflect current fiscal year fees and expenses as a result of the bundling of the Fund’s investment management agreement with its fund administration agreement effective May 1, 2014. Such combined investment management fees are described further under “Management” in the Fund’s prospectus. Total annual fund operating expenses are not affected by such bundling.

4.	Oppenheimer Capital Appreciation Fund/VA – Transamerica Jennison Growth VP
For the five- and ten-year periods ended December 31, 2014, the Initial Class shares performance of Transamerica Jennison Growth VP exceeded that of the Service shares of Oppenheimer Capital Appreciation Fund/VA.

Fund Performance as of December 31, 2014

	Oppenheimer Capital Appreciation Fund/VA (Service Shares)	Transamerica Jennison Growth VP (Initial Class)
One Year	15.13%	9.96%
Five Years	12.79%	14.35%
Ten Years	6.28%	8.43%

As set forth below, the management fee of Transamerica Jennison Growth VP was higher than that of Oppenheimer Capital Appreciation Fund/VA. However, the total operating expenses of Initial Class shares of Transamerica Jennison Growth VP, before and after waivers, were lower than those of Service shares of Oppenheimer Capital Appreciation Fund/VA.

Fee and Expense Data as of December 31, 2014

	Oppenheimer Capital Appreciation Fund/VA (Service Shares)	Transamerica Jennison Growth VP (Initial Class)
Management Fee	0.68%	0.74%
12b-1 Fee	0.25%	0.00%
Other Expenses	0.12%	0.06%
Total Annual Fund Operating Expenses	1.05%	0.80%

5.	Oppenheimer Main Street Small Cap Fund®/VA – Transamerica T. Rowe Price Small Cap VP
For the five- and ten-year periods ended December 31, 2014, the Initial Class shares performance of Transamerica T. Rowe Price Small Cap VP exceeded that of the Service shares of Oppenheimer Main Street Small Cap Fund®/VA.

Fund Performance as of December 31, 2014

	Oppenheimer Main Street Small Cap Fund®/VA (Service Shares)	Transamerica T. Rowe Price Small Cap VP (Initial Class)
One Year	11.66%	6.55%
Five Years	17.29%	19.41%
Ten Years	8.86%	10.43%

As set forth below, the management fee of Transamerica T. Rowe Price Small Cap VP was higher than that of Oppenheimer Main Street Small Cap Fund®/VA. However, the total operating expenses of

Transamerica T. Rowe Price Small Cap VP Initial Class shares, before and after waivers, were lower than those of Oppenheimer Main Street Small Cap Fund®/VA Service shares.

Fee and Expense Data as of December 31, 2014

	Oppenheimer Main Street Small Cap Fund®/VA (Service Shares)*	Transamerica T. Rowe Price Small Cap VP (Initial Class)
Management Fee	0.67%	0.75%
12b-1 Fee	0.25%	0.00%
Other Expenses	0.13%	0.07%
Total Annual Fund Operating Expenses	1.05%	0.82%
* Expenses have been restated to reflect current fees.

6.	Pioneer Emerging Markets VCT Portfolio – Transamerica TS&W International Equity VP
For the one- and five-year periods ended December 31, 2014, the Service Class shares performance of Transamerica TS&W International Equity VP exceeded that of the Class II shares of Pioneer Emerging Markets VCT Portfolio. For the ten-year period, the Service Class shares performance of Transamerica TS&W International Equity VP was comparable to that of the Class II Shares of Pioneer Emerging Markets VCT Portfolio. Prior to May 1, 2013, Transamerica TS&W International Equity VP had a different sub-adviser, a different investment objective and pursued different investment strategies.

Fund Performance as of December 31, 2014

	Pioneer Emerging Markets VCT Portfolio (Class II Shares)	Transamerica TS&W International Equity VP (Service Class)
One Year	(12.80)%	(5.38)%
Five Years	(3.40)%	4.79%
Ten Years	4.95%	4.56%

As set forth below, the management fee and total operating expenses of Transamerica TS&W International Equity VP were lower than those of Pioneer Emerging Markets VCT Portfolio.

Fee and Expense Data as of December 31, 2014

	Pioneer Emerging Markets VCT Portfolio (Class II Shares)	Transamerica TS&W International Equity VP (Service Class)
Management Fee	1.10%	0.74%
12b-1 Fee	0.25%	0.25%
Other Expenses	0.52%	0.15%
Total Annual Fund Operating Expenses	1.87%	1.14%

7.	Pioneer Real Estate Shares VCT Portfolio – Transamerica Clarion Global Real Estate Securities VP
For the ten-year period ended December 31, 2014, the Service Class shares performance of Transamerica Clarion Global Real Estate Securities VP was comparable to that of the Class II shares of Pioneer Real Estate Shares VCT Portfolio. Unlike the Pioneer Real Estate Shares VCT Portfolio, which focuses its investing in U.S. REITs and may invest up to 10% of its total assets in securities of non-U.S. issuers, Transamerica Clarion Global Real Estate Securities VP pursues a global mandate within REITs and invests at least 40% of its portfolio assets in non-U.S. issuers.  Prior to November 1, 2005, Transamerica Clarion Global Real Estate Securities VP pursued different investment strategies.

Fund Performance as of December 31, 2014

	Pioneer Real Estate Shares VCT Portfolio (Class II Shares)	Transamerica Clarion Global Real Estate Securities VP (Service Class)
One Year	30.56%	13.29%
Five Years	16.77%	9.74%
Ten Years	8.37%	6.17%

As set forth below, the management fee and total operating expenses of Transamerica Clarion Global Real Estate Securities VP were lower than those of Pioneer Real Estate Shares VCT Portfolio.

Fee and Expense Data as of December 31, 2014

	Pioneer Real Estate Shares VCT Portfolio (Class II Shares)	Transamerica Clarion Global Real Estate Securities VP (Service Class)
Management Fee	0.80%	0.79%
12b-1 Fee	0.25%	0.25%
Other Expenses	0.21%	0.11%
Total Annual Fund Operating Expenses	1.26%	1.15%

8.	Pioneer Fund VCT Portfolio – Transamerica JPMorgan Enhanced Index VP
For the one-, five- and ten-year periods ended December 31, 2014, the Initial Class shares performance of Transamerica JPMorgan Enhanced Index VP exceeded that of the Class II shares of Pioneer Fund VCT Portfolio.

Fund Performance as of December 31, 2014

	Pioneer Fund VCT Portfolio (Class II Shares)	Transamerica JPMorgan Enhanced Index VP (Initial Class)
One Year	10.78%	14.19%
Five Years	12.34%	15.36%
Ten Years	6.60%	7.54%

As set forth below, the management fee of Transamerica JPMorgan Enhanced Index VP was higher than that of Pioneer Fund VCT Portfolio. However, the total operating expenses of Initial Class shares of Transamerica JPMorgan Enhanced Index VP were lower than those of Class II shares of Pioneer Fund VCT Portfolio.

Fee and Expense Data as of December 31, 2014

	Pioneer Fund VCT Portfolio (Class II Shares)	Transamerica JPMorgan Enhanced Index VP (Initial Class)
Management Fee	0.65%	0.74%
12b-1 Fee	0.25%	0.00%
Other Expenses	0.09%	0.07%
Total Annual Fund Operating Expenses	0.99%	0.81%

9.	Wanger USA – Transamerica T. Rowe Price Small Cap VP
For the one-, five- and ten-year periods ended December 31, 2014, the Initial Class shares performance of Transamerica T. Rowe Price Small Cap VP exceeded that of the shares of Wanger USA.

Fund Performance as of December 31, 2014

	Wanger USA	Transamerica T. Rowe Price Small Cap VP (Initial Class)
One Year	4.78%	6.55%
Five Years	14.90%	19.41%
Ten Years	8.07%	10.43%

As set forth below, the management fee and total operating expenses of Transamerica T. Rowe Price Small Cap VP were lower than those of Wanger USA.

Fee and Expense Data as of December 31, 2014

	Wanger USA	Transamerica T. Rowe Price Small Cap VP (Initial Class)
Management Fee	0.86%	0.75%
12b-1 Fee	0.00%	0.00%
Other Expenses	0.10%	0.07%
Total Annual Fund Operating Expenses	0.96%	0.82%

10.	Invesco V.I. Comstock Fund – AB VPS Growth and Income Portfolio
For the one- and five-year periods ended December 31, 2014, the Class A shares performance of AB VPS Growth and Income Portfolio exceeded that of the Series I Shares of Invesco V.I. Comstock Fund. For the ten-year period, the Class A shares performance of AB VPS Growth and Income Portfolio was comparable to that of the Series I Shares of Invesco V.I. Comstock Fund.

Fund Performance as of December 31, 2014

	Invesco V.I. Comstock Fund (Series I Shares)*	AB VPS Growth and Income Portfolio (Class A)
One Year	9.39%	9.54%
Five Years	15.09%	15.88%
Ten Years	7.11%	6.84%

*     The returns shown prior to June 1, 2010 are those of the Class I shares of the predecessor fund, which are not offered by the Fund. The predecessor fund was advised by Van Kampen Asset Management. The predecessor fund was reorganized into Series I shares of the Fund on June 1, 2010. Series I shares’ returns will be different from the predecessor fund as they have different expenses.

As set forth below, the management fee and total operating expenses, before and after waivers, of AB VPS Growth and Income Portfolio were lower than those of Invesco V.I. Comstock Fund.

Fee and Expense Data as of December 31, 2014

	Invesco V.I. Comstock Fund (Series I Shares)	AB VPS Growth and Income Portfolio (Class A)
Management Fee	0.56%	0.55%
12b-1 Fee	None	0.00%
Other Expenses	0.27%	0.05%
Total Annual Fund Operating Expenses	0.83%	0.60%
Fee Waiver and/or Expense Reimbursement	0.05%*	0.00%
Net Expenses	0.78%	0.60%

*
Invesco Advisers, Inc. (Invesco or the Adviser) has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding certain items discussed below) of Series I shares to 0.78% of the Fund’s average daily net assets. In determining the Adviser’s obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to exceed the numbers reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary or non-routine items, including litigation expenses; (v) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Unless Invesco continues the fee waiver agreement, it will terminate on April 30, 2016. The fee waiver agreement cannot be terminated during its term.

11.	Columbia Variable Portfolio Select-Smaller Cap Value Fund – Transamerica T. Rowe Price Small Cap VP
For the one-, five- and ten-year periods ended December 31, 2014, the Initial Class shares performance of Transamerica T. Rowe Price Small Cap VP exceeded that of the Class 1 shares of Columbia Variable Portfolio Select Smaller-Cap Value Fund.

Fund Performance as of December 31, 2014

	Columbia Variable Portfolio Select Smaller-Cap Value Fund (Class 1)	Transamerica T. Rowe Price Small Cap VP (Initial Class)
One Year	6.06%	6.55%
Five Years	16.64%	19.41%
Ten Years	7.60%	10.43%

As set forth below, the management fee and total operating expenses of Transamerica T. Rowe Price Small Cap VP were lower than those of Columbia Variable Portfolio Select Smaller-Cap Value Fund.

Fee and Expense Data as of December 31, 2014

	Columbia Variable Portfolio Select Smaller-Cap Value Fund (Class 1)	Transamerica T. Rowe Price Small Cap VP (Initial Class)
Management Fee	0.79%	0.75%
12b-1 Fee	0.00%	0.00%
Other Expenses	0.19%	0.07%
Total Annual Fund Operating Expenses	0.98%	0.82%

Except with respect to the proposed Substitutions listed in the table below, each Replacement Fund will have the same or lower management fee and, if applicable, Rule 12b-1 fee compared to its corresponding Existing Fund.  The table below identifies each Replacement Fund that has a higher management fee, but lower combined management and Rule 12b-1 fees, than its corresponding Existing Fund.  The table also sets forth each Fund’s 12b-1 fee, total annual operating expenses and net annual operating expenses.  No Replacement Fund has a higher 12b-1 fee.  For all of the proposed Substitutions described in the table below, each Replacement Fund’s total annual operating expenses are less than those of its corresponding Existing Fund.

For the Contract owners affected by the proposed Substitutions involving Transamerica Series Trust Replacement Funds, the Insurance Companies or their affiliates will reimburse, on the last business day of each fiscal quarter, for a period of two years following the date of the proposed Substitution, the affected Contract owners to the extent a Replacement Fund’s net annual operating expenses for such period exceeds, on an annualized basis, the net annual operating expenses of the corresponding Existing Fund for the fiscal year 2014.

	Existing Fund	Replacement Fund	Management Fee	Rule 12b-1 Fee	Total Annual Fund Operating Expenses	Net Annual Fund Operating Expenses
3.	Templeton Foreign VIP Fund	AB VPS International Value Portfolio	Higher (0.74%/0.75%)5	Lower (0.25%/0.00%)	Lower (1.02%/0.85%)	N/A
4.	Oppenheimer Capital Appreciation Fund/VA	Transamerica Jennison Growth VP	Higher (0.68%/0.74%)6	Lower (0.25%/0.00%)	Lower (1.05%/0.80%)	N/A
5.	Oppenheimer Main Street Small Cap Fund/VA	Transamerica T. Rowe Price Small Cap VP	Higher (0.67%/0.75%)7	Lower (0.25%/0.00%)	Lower (1.05%/0.82%)	N/A
8.	Pioneer Fund VCT Portfolio	Transamerica JPMorgan Enhanced Index VP	Higher (0.65%/0.74%)8	Lower (0.25%/0.00%)	Lower (0.99%/0.81%)	N/A

IV.	ADDITIONAL REPRESENTATIONS

The Insurance Companies will notify all owners of the Contracts affected by the Substitutions of their intention to take the necessary actions, including seeking the order requested by this Application, to substitute shares of the funds as described herein.  A form of the notice is appended hereto as Appendix D.  The notice will advise Contract owners that from the date of the notice until the date of the proposed substitution, owners are permitted to make one transfer of Contract value out of the Existing Fund sub-account to one or more other sub-accounts without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge.  The notice will inform Contract owners that the

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5 The highest management fee breakpoint levels for the Existing Fund and the Replacement Fund are 0.90% and 0.75%, respectively.  See Appendix C for additional detail.

6 The highest management fee breakpoint levels for the Existing Fund and the Replacement Fund are 0.75% and 0.80%, respectively.  See Appendix C for additional detail.

7 The highest management fee breakpoint levels for the Existing Fund and the Replacement Fund are 0.75% and 0.75%, respectively.  See Appendix C for additional detail.

8 The highest management fee breakpoint levels for the Existing Fund and the Replacement Fund are 0.65% and 0.74%, respectively.  See Appendix C for additional detail.

Insurance Companies will not exercise any rights reserved under any Contract to impose additional restrictions on transfers until at least 30 days after the proposed Substitutions.9  The notice also will advise Contract owners that for at least 30 days following the proposed Substitutions, the Insurance Companies will permit Contract owners affected by the Substitutions to make one transfer of Contract value (or annuity unit exchange) out of the Replacement Fund sub-account to one or more other sub-accounts without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge.

The proposed Substitutions will take place at relative net asset value with no change in the amount of any Contract owner’s Contract value, cash value, or death benefit or in the dollar value of his or her investment in the Separate Accounts.  The Substitutions will be effected by redeeming shares of an Existing Fund for cash and using the cash to purchase shares of the Replacement Fund, with the sub-account of the applicable Separate Account investing the proceeds of its redemption from the Existing Fund in the Replacement Fund.  Redemptions and purchases will occur simultaneously so that Contract values will remain fully invested at all times.  All redemptions of shares of each Existing Fund and purchases of shares of each Replacement Fund will be effected in accordance with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder.

Contract owners will not incur any fees or charges as a result of the proposed Substitutions, nor will their rights or an Insurance Company’s obligations under the Contracts be altered in any way.  All expenses incurred in connection with the proposed Substitutions, including brokerage, legal, accounting, and other fees and expenses, will be paid by the Insurance Companies or their affiliates.  In addition, the proposed Substitutions will not impose any tax liability on Contract owners.  The proposed Substitutions will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the proposed Substitutions than before the proposed Substitutions. No fees will be charged on the transfers made at the time of the proposed Substitutions because the proposed Substitutions will not be treated as a transfer for the purpose of assessing transfer charges or for determining the number of remaining permissible transfers in a Contract year.

In addition to the notice to be distributed to Contract owners discussed above, within five business days after the proposed Substitutions are completed, Contract owners will be sent a written notice (substantially in the form appended hereto as Appendix E) informing them the Substitutions were carried out and that they may make one transfer of all Contract value or cash value under a Contract invested in any one of the sub-accounts investing in a Replacement Fund on the date of the notice to one or more other sub-accounts available under their Contract at no cost and without regard to the usual limit on the frequency of transfers among sub-accounts or from the variable account options to the fixed account options.  The written notice will reiterate that (other than with respect to “market timing” activity) that each Insurance Company will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers or to impose any charges on transfers until at least 30 days after the proposed Substitutions are completed.  The Insurance Companies also will send each Contract owner current prospectuses for the Replacement Funds involved to the extent that they have not previously received copies.

Each Insurance Company also is seeking approval of the proposed Substitutions from any state insurance regulators whose approval may be necessary or appropriate.

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9 The Insurance Companies, however, may continue to impose restrictions on transfers to prevent or limit “market timing” activities by Contract owners or agents of Contract owners.

As discussed in Section III.E., the Applicants agree that the Insurance Companies or their affiliates will reimburse, on the last business day of each fiscal quarter, for a period of two years following the date of the proposed Substitution, Contract owners affected by the proposed Substitutions involving Transamerica Series Trust Replacement Funds and whose sub-account invests in the Replacement Fund such that the sum of the Replacement Fund’s net annual operating expenses (taking into account fee waivers and expense reimbursements) and sub-account expenses (asset-based fees and charges deducted on a daily basis from sub-account assets and reflected in the calculation of sub-account unit values) will not exceed, on an annualized basis, the sum of the Existing Fund’s net annual operating expenses (taking into account fee waivers and expense reimbursements) and sub-account expenses for fiscal year 2014. The Applicants further agree they will not increase the maximum separate account charges as disclosed on the date of the Substitutions (net of any reimbursements or waivers) for any existing owner of the Contracts affected by proposed Substitutions involving Transamerica Series Trust Replacement Funds for a period of two years from the date of the Substitutions.

The proposed Substitutions and the selection of the Replacement Funds was not motivated by any financial consideration paid or to be paid to the Insurance Companies or their affiliates by the Replacement Funds, their advisers, their underwriters, or their respective affiliates.  The Insurance Companies will not receive, for three years from the date of the Substitutions, any direct or indirect benefits from any Replacement Fund, its adviser, its underwriter or their respective affiliates in connection with the assets attributable to the Contracts affected by the Substitution at a higher rate than it had received from the Existing Fund, its adviser, its underwriter or their respective affiliates, including, without limitation, Rule 12b-1 distribution, shareholder service, administrative or other service fees, revenue sharing or other arrangements.

V.	REQUEST FOR AN ORDER OF APPROVAL UNDER SECTION 26(c)

The Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the Substitutions by the Insurance Companies of shares held by the Separate Accounts as described in Section III.A.

A.           Applicable Law

Section 26(c) (originally Section 26(b)) of the 1940 Act requires the depositor of a registered unit investment trust holding the securities of a single issuer to obtain Commission approval before substituting the securities held by the trust. Specifically, Section 26(c) states:

It shall be unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission shall have approved such substitution. The Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provision of this title.

Section 26(c) was added to the 1940 Act by the Investment Company Act Amendments of 1970. Prior to the enactment of the 1970 amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust’s security holders of the substitution within five days of the substitution.  In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the Replacement Fund,10 recommended that Section 26 be amended to require that a proposed Substitution of the underlying investments of a trust receive prior Commission approval.11

Congress responded to the Commission’s concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by the unit investment trusts. The Senate Report on the bill explained the purpose of the amendment as follows:

The proposed amendment recognizes that in the case of the unit investment trust holding the securities of a single issuer, notification to shareholders does not provide adequate protection since the only relief available to the shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.12

The proposed Substitutions appear to involve substitutions of securities within the meaning of Section 26(c) of the 1940 Act.13  The Applicants, therefore, request an order from the Commission pursuant to Section 26(c) approving the proposed Substitutions.

B.           Basis for Order

The Contracts permit the Insurance Companies, subject to compliance with applicable law, to substitute shares of another investment company for shares of an investment company held by a sub-account of the Separate Accounts.  The prospectuses for the Contracts and the Separate Accounts contain appropriate disclosure of this right.

Except with respect to the proposed Substitutions identified in the table of Section III.E. herein, each Replacement Fund will have the same or lower management fee and, if applicable, Rule 12b-1 fee compared to its corresponding Existing Fund.  With respect to those proposed Substitutions that involve a Transamerica Series Trust Replacement Fund with a higher management fee, but lower combined management and Rule 12b-1 fees, the Insurance Companies or their affiliates will reimburse, on the last

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10 In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the 1940 Act requiring prior Commission approval.  The Commission proposed Section 26(c) in order to specifically address substitutions by unit investment trusts which previously had been scrutinized under Section 11 of the 1940 Act.  See House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

11 See Id.

12 S. Rep. No. 184, 91st Cong. 1st Sess. 41 (1969).

13 While Section 26(c), by its terms, applies only to a unit investment trust holding the securities of one issuer, the Commission has interpreted Section 26(c) to apply to a substitution of securities in any sub -account of a registered separate account.  Adoption of Permanent Exemptions From Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, Investment Company Act Rel. No. 12678 (Sept. 21, 1982).

business day of each fiscal quarter, for a period of two years following the date of the proposed Substitution, the affected Contract owners to the extent the Replacement Fund’s net annual operating expenses for such period exceeds, on an annualized basis, the net annual operating expenses of the corresponding Existing Fund for fiscal year 2014. With respect to all Replacement Funds, the Insurance Companies will not receive, for three years from the date of the Substitutions, any direct or indirect benefits from the Replacement Funds, their advisers, their underwriters or their respective affiliates in connection with the assets attributable to the Contracts affected by the Substitution at a higher rate than it had received from the Existing Funds, their advisers, their underwriters or their respective affiliates, including, without limitation, Rule 12b-1 distribution, shareholder service, administrative or other service fees, revenue sharing or other arrangements. All of the Replacement Funds, including those that may be subject to a higher management fee, will have lower net annual fund operating expenses than their corresponding Existing Funds.

The Applicants submit that, in general, there is little likelihood that significant additional assets of the Separate Accounts, if any, will be allocated to the above-listed Existing Funds and, therefore, because of the cost of maintaining such Funds as investment options under the Contracts, it is in the interest of the Insurance Companies to substitute the applicable Replacement Funds which are currently being offered as investment options by the Insurance Companies.

In each case, the Insurance Companies believe that it is in the best interests of the Contract owners to substitute the Replacement Fund for its corresponding Existing Fund.  The Insurance Companies believe each Replacement Fund’s sub-adviser, where applicable, will, over the long term, be positioned to provide at least comparable performance to that of the Existing Fund’s sub-adviser.

In addition to the foregoing, the Applicants generally submit that the proposed Substitutions meet the standards the Commission and its staff have applied to similar substitutions the Commission has in the past approved.14 The Applicants anticipate that Contract owners will be better off with the array of sub-accounts offered after the proposed Substitutions than they have been with the array of sub-

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14 See, e.g., Voya Retirement Insurance and Annuity Company, et al., Inv. Co. Rel. No. 31552 (April 15, 2015)(notice); Pacific Life Insurance Company, et al., Inv. Co. Rel. No. 31499 (March 6, 2015)(order); American Fidelity Assurance Company, et al., Inv. Co. Rel. No. 31251 (Sept. 16, 2014)(order); MetLife Insurance Company of Connecticut, et al., Inv. Co. Rel. No. 31023 (April 22, 2014)(order); Minnesota Life Insurance Company, et al., Inv. Co. Rel. No. 31028 (April 24, 2014)(order); Ameritas Life Insurance Corp., et al., Inv. Rel. No. 30787 (Nov. 15, 2013)(order); Pacific Life Insurance Company, et al., Inv. Co. Rel. No. 30777 (Nov. 8, 2013)(order); The Northwestern Mutual Life Insurance Company, et al., Inv. Co. Rel. No. 30690 (Sept. 18, 2013)(order); American Family Life Insurance Company, et al., Inv. Co. Rel. No. 30601 (July 16, 2013)(order); Lincoln National Life Company, et al., Inv. Co. Rel. No. 30517 (May 14, 2013)(order); ING Life Insurance and Annuity Company, et al., Inv. Co. Rel. No. 30461(April 12, 2013)(order); AXA Equitable Life Insurance Company, et al., Inv. Co. Rel. No. 30405 (Feb. 26, 2013)(order); Mutual of America Life Insurance Company, Inv. Co. Rel. No. 30335 (Dec. 31, 2012)(order); MetLife Insurance Company of Connecticut, et al., Inv. Co. Rel. No 29211 (April 20, 2010) (order), Inv. Co. Rel. No. 29190 (March 25, 2010) (notice); Nationwide Life Insurance Company, et al., Inv. Co. Rel. No. 28815 (July 8, 2009) (order), Inv. Co. Rel. No. 28767 (June 12, 2009) (notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Rel. No. 28699 (April 20, 2009) (order); Inv. Co. Rel. No. 28678 (March 25, 2009) (notice); Sun Life Assurance Company of Canada (U.S.), et al., Inv. Co. Rel. No. 28607 (Jan. 22, 2009) (order), Inv. Co. Rel. No. 28570 (Dec. 23, 2008) (notice); RiverSource Life Insurance Company, et al., Inv. Co. Rel. No. 28575 (Dec. 30, 2008) (order), Inv. Co. Rel. No. 28527 (Dec. 4, 2008) (notice); Allianz Life Insurance Company of North America, et al., Inv. Co. Rel. No. 28521 (Nov. 25, 2008) (order), Inv. Co. Rel. No. 28480 (Oct. 30, 2008) (notice); Allianz Life Insurance Company of North America, et al., Inv. Co. Rel. No. 28384 (Sept. 19, 2008) (order), Inv. Co. Rel. No. 28369 (Aug. 28, 2008) (notice); The Penn Mutual Life Insurance Company, et al., Inv. Co. Act Rel. No. 2834 (July 25, 2008) (order), Inv. Co. Act Rel. No. 28328 (July 2, 2008) (notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Act Rel. No. 28236 (April 16, 2008) (order), Inv. Co. Act Rel. No 28190 (March 10, 2008) (notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Act Rel. No. 27810 (April 30, 2007) (order), Inv. Co. Act Rel. No. 27778 (April 6, 2007) (notice); The Travelers Insurance Company, et al. and MetLife Insurance Company et al., Inv. Co. Act Rel. No. 27307 (April 27, 2006) (order), Inv. Co Act Rel. No. 27278 (March 31, 2006) (notice); MetLife Investors Insurance Company, et al., Inv. Co. Act Rel. No. 26863 (April 29, 2005) (order), Inv. Co. Act Rel. No. 26829 (April 7, 2005) (notice); ING USA Annuity & Life Insurance Company, et al., Inv. Co. Act Rel. No. 26711 (Dec. 20, 2004) (order), Inv. Co. Act Rel. No. 26682 (Nov. 23, 2004) (notice);

accounts offered prior to the Substitutions.  The proposed Substitutions retain for Contract owners the investment flexibility which is a central feature of the Contracts.  If the proposed Substitutions are carried out, all Contract owners will be permitted to allocate purchase payments and transfer Contract values and cash values between and among substantially the same number of sub-accounts as they could before the proposed Substitutions.

None of the proposed Substitutions is of the type that Section 26(c) was designed to prevent. Unlike traditional unit investment trusts where a depositor could only substitute an investment security in a manner which permanently affected all the investors in the trust, the Contracts provide each Contract owner with the right to exercise his or her own judgment and transfer Contract values into other sub-accounts.  Moreover, the Insurance Companies will offer Contract owners the opportunity to transfer amounts out of the affected sub-accounts into any of the remaining sub-accounts without cost or other disadvantage.  The proposed Substitutions, therefore, will not result in the type of costly forced redemption which Section 26(c) was designed to prevent.

The proposed Substitutions also are unlike the type of substitution which Section 26(c) was designed to prevent in that by purchasing a Contract, Contract owners select much more than a particular investment company in which to invest their account values.  They also select the specific type of insurance coverage offered by the Insurance Companies under their Contract as well as numerous other rights and privileges set forth in the Contract.  Contract owners also may have considered TALIC’s and TFLIC’s size, financial condition, relationship with Transamerica Corporation and AEGON N.V., and their reputation for service in selecting their Contract.  These factors will not change as a result of the proposed Substitutions.

C.           Request for an Order

The Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions by the Insurance Companies.

VI.           COMMUNICATIONS

Please address all communications concerning this Application and Notice and Order to:

Alison C. Ryan Associate General Counsel and Vice President Transamerica Investments & Retirement 1150 South Olive Street, T-09-13 Los Angeles, CA 90015	Lea Anne Copenhefer Morgan, Lewis & Bockius LLP One Federal Street Boston, MA 02110

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Integrity Life Insurance Company, et al., Inv. Co. Act Rel. No. 26445 (May 7, 2004) (order), Inv. Co. Act Rel. No. 26411 (April 5, 2004) (notice); ING USA Annuity & Life Insurance Company, et al., Inv. Co. Act Rel. No. 26441 (May 3, 2004) (order), Inv. Co. Act Rel. No. 26416 (April 9, 2004) (notice); Metropolitan Life Insurance Company, et al., Ins. Co. Act Rel. No. 26404 (March 29, 2004) (order), Inv. Co. Act Rel. No. 26368 (Feb. 24, 2004) (notice); Metropolitan Life Investors USA Insurance Company, et al., Inv. Co. Act Rel. No. 26029 (April 28, 2003) (order), Inv. Co. Act Rel. No. 25988 (April 1, 2003) (notice); The Equitable Life Assurance Society of the United States, et al., Inv. Co. Act Rel. No. 25803 (Nov. 14, 2002) (order), Inv. Co. Act Rel. No. 25784 (Oct. 23, 2002) (notice); American United Life Insurance Company, et al., Inv. Co. Act Rel. No. 25719 (Aug. 27, 2002) (order), Inv. Co. Act Rel. No. 25690 (July 31, 2002) (notice).

VII.           AUTHORIZATIONS

Under Arkansas law and the articles of incorporation and by-laws of TALIC, its business and affairs are conducted by its board of directors.  Under New York law and the articles of incorporation and by-laws of TFLIC, its business affairs are conducted by its board of directors.  Under both Arkansas insurance law and New York insurance law, the business and affairs of the Separate Accounts are conducted by TALIC and TFLIC, respectively.  Under Delaware law and the Declaration of Trust and By-Laws of Transamerica Series Trust, its business affairs are conducted by its Board of Trustees.

In accordance with such laws, articles, declaration, and by-laws, resolutions, as applicable, were adopted by a vote of the Boards of directors of TALIC and TFLIC for the Separate Accounts, authorizing their respective appropriate officers to prepare, execute and file with the Commission this Application.  Copies of these resolutions are attached as Appendix F.  These resolutions remain in full force and effect and are applicable to this Application.  Accordingly, the persons signing this Application have been fully authorized to do so.

VIII.           CONCLUSION

For the foregoing reasons set forth in this Application, the Applicants state that the proposed Substitutions and the related transactions meet the standards of Section 26(c) of the 1940 Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act and that such order be made effective as soon as possible.

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Transamerica Advisors Life Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of Merrill Lynch Life Variable Annuity Separate Account A on the 15th day of June, 2015.

By: Transamerica Advisors Life Insurance Company By: /s/ Alison C. Ryan Name: Alison C. Ryan Title: Associate General Counsel and Vice President

Transamerica Financial Life Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of ML of New York Variable Annuity Separate Account A on the 15th day of June, 2015.

By: Transamerica Financial Life Insurance Company By: /s/ Alison C. Ryan Name: Alison C. Ryan Title: Associate General Counsel and Vice President

VERIFICATION

The undersigned states that she has duly executed the attached Application dated the 15th day of June, 2015, for and on behalf of Transamerica Advisors Life Insurance Company and Merrill Lynch Life Variable Annuity Separate Account A, that she is Associate General Counsel and Vice President of Transamerica Advisors Life Insurance Company; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that she is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of her knowledge, information and belief.

By: /s/ Alison C. Ryan Name: Alison C. Ryan Title: Associate General Counsel and Vice President

VERIFICATION

The undersigned states that she has duly executed the attached Application dated the 15th day of June, 2015, for and on behalf of Transamerica Financial Life Insurance Company and ML of New York Variable Annuity Separate Account A that she is Associate General Counsel and Vice President of Transamerica Financial Life Insurance Company; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that she is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of her knowledge, information and belief.

By: /s/ Alison C. Ryan Name: Alison C. Ryan Title: Associate General Counsel and Vice President

APPENDIX A

Glossary of Investment Risk Disclosures

Active Management Risk (Columbia VP Select Smaller-Cap Value Fund). Due to its active management, the Fund could underperform its benchmark index and/or other funds with similar investment objectives.

Active Management Risk (Wanger USA). The Investment Manager’s active management of the Fund could cause the Fund to underperform its benchmark index and/or other funds with similar investment objectives.

Active Trading. The portfolio is actively managed and may purchase and sell securities without regard to the length of time held. Active trading may have a negative impact on performance by increasing transaction costs and may generate greater amounts of net short-term capital gains, which, for shareholders holding shares in taxable accounts, would be subject to tax at ordinary income tax rates upon distribution.

Blue Chip Risk (Dreyfus VIF Appreciation Portfolio). By focusing on large capitalization, high quality stocks, the fund may underperform funds that invest in the stocks of lower quality, smaller capitalization companies during periods when the stocks of such companies are in favor.

Convertible Securities. Convertible securities share investment characteristics of both fixed income and equity securities. However, the value of these securities tends to vary more with fluctuations in the value of the underlying common stock than with fluctuations in interest rates. The value of convertible securities also tends to exhibit lower volatility than the underlying common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. The portfolio could lose money if the issuer of a convertible security is unable to meet its financial obligations or goes bankrupt.

Counterparty. The portfolio will be subject to credit risk (that is, where changes in an issuer’s financial strength or credit rating may affect an instrument’s value) with respect to the amount it expects to receive from counterparties to derivatives, repurchase agreements and other financial contracts entered into by the portfolio or held by special purpose or structured vehicles. If a counterparty becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, the value of your investment in the portfolio may decline.

Currency. The value of investments in securities denominated in foreign currencies increases or decreases as the rates of exchange between those currencies and the U.S. dollar change. Currency conversion costs and currency fluctuations could reduce or eliminate investment gains or add to investment losses. Currency exchange rates can be volatile and are affected by  factors such as general economic conditions, the actions of the U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

Currency Risk (AB VPS International Value Portfolio and AB VPS Growth and Income Portfolio).  Fluctuations in currency exchange rates may negatively affect the value of the Portfolio’s investments or reduce its returns.

Currency Risk (American Century Investments VP International Fund). Because the fund generally invests in securities denominated in foreign currencies, the fund is subject to currency risk, meaning that the fund could experience gains or losses based solely on changes in the exchange rate between foreign currencies and the U.S. dollar.

Currency Risk (Pioneer Emerging Markets VCT Portfolio). The portfolio could experience losses based on changes in the exchange rate between non-U.S. currencies and the U.S. dollar or as a result of currency conversion costs. Currency exchange rates can be volatile, and are affected by factors such as general economic conditions, the actions of the U.S. and foreign governments or central banks, the  imposition of currency controls and speculation.

Debt Securities Risk (Pioneer Emerging Markets VCT Portfolio, Pioneer Real Estate Shares VCT Portfolio, and Pioneer Fund VCT Portfolio). Factors that could contribute to a decline in the market value of debt securities in the portfolio include rising interest rates, if the issuer or other obligor of a security held by the portfolio fails to pay principal and/or interest, otherwise defaults or has its credit rating downgraded or is perceived to be less creditworthy or the credit quality or value of any underlying assets declines. Junk bonds have a higher risk of default or are already in default and are considered speculative.

Depositary Receipts. Depositary receipts may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert equity shares into depositary receipts and vice versa. Such restrictions may cause equity shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

Depositary Receipts Risk (Invesco V.I. Comstock Fund). Depositary receipts involve many of the same risks as those associated with direct investment in foreign securities. In addition, the underlying issuers of certain depositary receipts, particularly unsponsored or unregistered depositary receipts, are under no obligation to distribute shareholder communications to the holders of such receipts or to pass through to them any voting rights with respect to the deposited securities.

Derivatives. Using derivatives exposes the portfolio to additional risks and can increase portfolio losses and reduce opportunities for gains when market prices, interest rates or the derivatives themselves behave in a way not anticipated by the portfolio. Using derivatives also can have a leveraging effect and increase portfolio volatility. The portfolio may also have to sell assets at inopportune times to satisfy its obligations. Derivatives may be difficult to sell, unwind or value, and the counterparty may default on its obligations to the portfolio. The portfolio’s investments in derivative instruments may involve a small investment relative to the amount of investment exposure assumed and may result in losses exceeding the amounts invested in those instruments. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment. The U.S. government is in the process of adopting and implementing regulations governing derivatives markets, including mandatory clearing of certain derivatives, margin and reporting requirements. The ultimate impact of the regulations remains unclear. Additional regulation of derivatives may make them more costly, may limit their availability, may disrupt markets or may otherwise adversely affect their value or performance.

Derivatives Risk (AB VPS International Value Portfolio and AB VPS Growth and Income Portfolio). Derivatives may be illiquid, difficult to price, and leveraged so that small changes may produce disproportionate losses for the Portfolio, and may be subject to counterparty risk to a greater degree than more traditional investments.

Derivatives Risk (Invesco V.I. Comstock Fund). The value of a derivative instrument depends largely on (and is derived from) the value of an underlying security, currency, commodity, interest rate, index or other asset (each referred to as an underlying asset). In addition to risks relating to the underlying assets, the use of derivatives may include other, possibly greater, risks, including counterparty, leverage and liquidity risks. Counterparty risk is the risk that the counterparty to the derivative contract will default on its obligation to pay the Fund the amount owed or otherwise perform under the derivative contract. Derivatives create leverage risk because they do not require payment up front equal to the economic exposure created by owning the derivative. As a result, an adverse change in the value of the underlying asset could result in the Fund sustaining a loss that is substantially greater than the amount invested in the derivative, which may make the Fund’s returns more volatile and increase the risk of loss. Derivative instruments may also be less liquid than more traditional investments and the Fund may be unable to sell or close out its derivative positions at a desirable time or price. This risk may be more acute under adverse market conditions, during which the Fund may be most in need of liquidating its derivative positions. Derivatives may also be harder to value, less tax efficient and subject to changing government regulation that could impact the Fund’s ability to use certain derivatives or their cost. Also, derivatives used for hedging or to gain or limit exposure to a particular market segment may not provide the expected benefits, particularly during adverse market conditions.

Derivatives Risk (Pioneer Real Estate Shares VCT Portfolio and Pioneer Fund VCT Portfolio). Using stock index futures and options and other derivatives can increase portfolio losses and reduce opportunities for gains when market prices, interest rates or the derivative instruments themselves behave in a way not anticipated by the portfolio. Using derivatives may increase the volatility of the portfolio’s net asset value and may not provide the result intended. Derivatives may have a leveraging effect on the portfolio. Some derivatives have the potential for unlimited loss, regardless of the size of the portfolio’s initial investment. Changes in a derivative’s value may not correlate well with the referenced asset or metric. The portfolio also may have to sell assets at inopportune times to satisfy its obligations. Derivatives may be difficult to sell, unwind or value, and the counterparty may default on its obligations to the portfolio. The U.S. government is in the process of adopting and implementing regulations governing derivatives markets, including mandatory clearing of certain derivatives, margin and reporting requirements. The ultimate impact of the regulations remains unclear. Additional regulation of derivatives may make them more costly, may limit their availability, may disrupt markets or may otherwise adversely affect their value or performance.

Developing/Emerging Markets Securities Risk (Invesco V.I. Comstock Fund). The prices of securities issued by foreign companies and governments located in developing/emerging market countries may be affected more negatively by inflation, devaluation of their currencies, higher transaction costs, delays in settlement, adverse political developments, the introduction of capital controls, withholding taxes, nationalization of private assets, expropriation, social unrest, war or lack of timely information than those in developed countries.

Developing Market Countries (Templeton Foreign VIP Fund). The Fund’s investments in developing market countries are subject to all of the risks of foreign investing generally, and have additional heightened risks due to a lack of established legal, political, business and social frameworks to support securities markets, including: delays in settling portfolio securities transactions; currency and capital controls; greater sensitivity to interest rate changes; pervasiveness of corruption and crime; currency exchange rate volatility; and inflation, deflation or currency devaluation.

Emerging Markets. Investments in the securities of issuers located in or principally doing business in emerging markets are subject to foreign investments risks. These risks are greater for investments in issuers in emerging market countries. Emerging market countries tend to have economic, political and legal systems that are less fully developed and are less stable than those of more developed countries. Low trading volumes may result in a lack of liquidity and in extreme price volatility.

Emerging Market Risk (AB VPS International Value Portfolio). Investments in emerging market countries may have more risk because the markets are less developed and less liquid as well as being subject to increased economic, political, regulatory or other uncertainties.

Emerging Market Risk (American Century Investments VP International Fund). Investing in securities of companies located in emerging market countries generally is also riskier than investing in securities of companies located in foreign developed countries. Emerging market countries may have unstable governments and/or economies that are subject to sudden change. These changes may be magnified by the countries’ emergent financial markets, resulting in significant volatility to investments in these countries. These countries also may lack the legal, business and social framework to support securities markets.

Equity Securities. Equity securities represent an ownership interest in an issuer, rank junior in a company’s capital structure and consequently may entail greater risk of loss than debt securities. Equity securities include common and preferred stocks. Stock markets are volatile. The price of equity securities fluctuates based on changes in a company’s financial condition and overall market and economic conditions. If the market prices of the equity securities owned by the portfolio fall, the value of your investment in the portfolio will decline.

Exchange Traded Funds. Equity-based ETFs are subject to risks similar to those of stocks; fixed income-based ETFs are subject to risks similar to those of fixed-income securities. ETF shares may trade at a premium or discount to net asset value. ETFs are subject to secondary market trading risks. In addition, a portfolio will bear a pro rata portion of the operating expenses of an ETF in which it invests.

Expense Risk (Pioneer Emerging Markets VCT Portfolio, Pioneer Real Estate Shares VCT Portfolio, and Pioneer Fund VCT Portfolio). Your actual costs of investing in the portfolio may be higher than the expenses shown in “Annual portfolio operating expenses” for a variety of reasons. For example, expense ratios may be higher than those shown if overall net assets decrease. Net assets are more likely to decrease and portfolio expense ratios are more likely to increase when markets are volatile.

Extension. When interest rates rise, repayments of fixed income securities, particularly asset- and mortgage-backed securities, may occur more slowly than anticipated, extending the effective duration of these fixed income securities at below market interest rates and causing their market prices to decline more than they would have declined due to the rise in interest rates alone. This may cause the portfolio’s share price to be more volatile.

Fixed-Income Securities. The market prices of fixed-income securities may go up or down, sometimes rapidly and unpredictably, due to general market conditions, such as real or perceived adverse economic or political conditions, inflation, changes in interest rates, lack of liquidity in the bond markets or adverse investor sentiment. In addition, the market value of a fixed income security may decline if the issuer or other obligor of the security fails to pay principal and/or interest, otherwise defaults or has its credit rating downgraded or is perceived to be less creditworthy, or the credit quality or value of any underlying assets declines. When market prices fall, the value of your investment will go down. The value of your investment will generally go down when interest rates rise. Interest rates have been at historically low levels, so the portfolio faces a heightened risk that interest rates may rise. A rise in rates tends to have a greater impact on the prices of longer term or duration securities.

Focus (Templeton Foreign VIP Fund). To the extent that the Fund focuses on particular countries, regions, industries, sectors or types of investment from time to time, the Fund may be subject to greater risks of adverse developments in such areas of focus than a fund that invests in a wider variety of countries, regions, industries, sectors or investments.

Focused Investing. To the extent the portfolio invests in one or more countries, regions, sectors or industries, or in a limited number of issuers, the portfolio will be more susceptible to negative events affecting those countries, regions, sectors, industries or issuers. Local events, such as political upheaval, financial troubles, or natural disasters may disrupt a country’s or region’s securities markets. Geographic risk is especially high in emerging markets.

Focused Portfolio Risk (Columbia VP Select Smaller-Cap Value Fund). Because the Fund may invest in a limited number of companies, the Fund as a whole is subject to greater risk of loss if any of those securities decline in price.

Foreign Investment Risk (Dreyfus VIF Appreciation Portfolio). To the extent the fund invests in foreign securities, the fund’s performance will be influenced by political, social and economic factors affecting investments in foreign issuers. Special risks associated with investments in foreign issuers include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political and economic instability and differing auditing and legal standards. Investments denominated in foreign currencies are subject to the risk that such currencies will decline in value relative to the U.S. dollar and affect the value of these investments held by the fund.

Foreign Investments. Investing in securities of foreign issuers or issuers with significant exposure to foreign markets involves additional risk. Foreign countries in which the portfolio may invest may have markets that are less liquid, less regulated and more volatile than U.S. markets. The value of the portfolio’s investments may decline because of factors affecting the particular issuer as well as foreign markets and issuers generally, such as unfavorable government actions, political or financial instability or other adverse economic or political developments. Lack of information and weaker accounting standards also may affect the value of these securities.

Foreign (Non-U.S.) Risk (AB VPS International Value Portfolio and AB VPS Growth and Income Portfolio). Investments in securities of non-U.S. issuers may involve more risk than those of U.S. issuers. These securities may fluctuate more widely in price and may be less liquid due to adverse market, economic, political, regulatory or other factors.

Foreign Risk (American Century Investments VP International Fund). The fund invests primarily in foreign securities, which are generally riskier than U.S. securities. As a result, the fund is subject to foreign risk, meaning that political events (such as civil unrest, national elections and imposition of exchange controls), social and economic events (such as labor strikes and rising inflation), and natural disasters occurring in a country where the fund invests could cause the fund’s investments in that country to experience gains or losses. Securities of foreign issuers may be less liquid, more volatile and harder to value than U.S. securities.

Foreign Securities (Templeton Foreign VIP Fund). Investing in foreign securities typically involves more risks than investing in U.S. securities, and includes risks associated with: political and economic developments - the political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S.; trading practices - government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.; availability of information - foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers; limited markets - the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and currency exchange rate fluctuations and policies. The risks of foreign investments may be greater in developing or emerging market countries.

Foreign Securities Risk (Columbia VP Select Smaller-Cap Value Fund). Investments in or exposure to foreign securities involve certain risks not associated with investments in or exposure to securities of U.S. companies. Foreign securities subject the Fund to the risks associated with investing in the particular country of an issuer, including the political, regulatory, economic, social, diplomatic and other conditions or events occurring in the country or region, as well as risks associated with less developed custody and settlement practices. Foreign securities may be more volatile and less liquid than investments in securities of U.S. companies, and are subject to the risks associated with potential imposition of economic and other sanctions against a particular foreign country, its nationals or industries or businesses within the country. The performance of the Fund may be negatively impacted by fluctuations in a foreign currency’s strength or weakness relative to the U.S. dollar.

Foreign Securities Risk (Invesco V.I. Comstock Fund). The Fund’s foreign investments may be affected by changes in a foreign country’s exchange rates, political and social instability, changes in economic or taxation policies, difficulties when enforcing obligations, decreased liquidity, and increased volatility. Foreign companies may be subject to less regulation resulting in less publicly available information about the companies.

Forward Foreign Currency Transactions Risk (Pioneer Emerging Markets VCT Portfolio). The portfolio may not fully benefit from or may lose money on forward foreign currency transactions if changes in currency rates do not occur as anticipated or do not correspond accurately to changes in the value of the portfolio’s holdings, or if the counterparty defaults. Such transactions may also prevent the portfolio from realizing profits on favorable movements in exchange rates. Risk of counterparty default is greater for counterparties located in emerging markets.

Geographic Focus Risk (Pioneer Emerging Markets VCT Portfolio). To the extent that the portfolio invests from time to time more than 25% of its assets in issuers organized or located in a particular geographic region, including but not limited to issuers organized or with exposure to China and other Asian countries, the portfolio may be particularly affected by adverse securities markets, exchange rates and social, political, regulatory or economic events which may occur in those regions.

Growth Stocks. Returns on growth stocks may not move in tandem with returns on other categories of stocks or the market as a whole. Growth stocks may be particularly susceptible to larger price swings or to adverse developments. Growth stocks as a group may be out of favor and underperform the overall equity market for a long period of time, for example, while the market favors “value” stocks.

Growth Stocks (American Century Investments VP International Fund). Investments in growth stocks may be more volatile than other stocks and the overall stock market. These stocks are typically priced higher than other stocks because of their growth potential, which may or may not be realized.

Growth Style Risk (Pioneer Real Estate Shares VCT Portfolio). The portfolio’s investments may not have the growth potential originally expected. Growth stocks may fall out of favor with investors and underperform the overall equity market.

Industry Concentration. The portfolio concentrates its investments in a specific industry or industries. Concentration in a particular industry subjects the portfolio to the risks associated with that industry. As a result, the portfolio may be subject to greater price volatility and risk of loss as a result of adverse economic, business or other developments affecting that industry than portfolios investing in a broader range of industries.

Industry/Sector Risk (AB VPS Growth and Income Portfolio). Investments in a particular industry or group of related industries may have more risk because market or economic factors affecting that industry could have a significant effect on the value of the Portfolio’s investments.

Interest Rate. Interest rates in the U.S. have been at historically low levels, so the portfolio faces a heightened risk that interest rates may rise. The value of fixed income securities generally goes down when interest rates rise, and therefore the value of your investment in the portfolio may also go down. Debt securities have varying levels of sensitivity to changes in interest rates. A rise in rates tends to have a greater impact on the prices of longer term or duration securities.

Issuer Focus Risk (Pioneer Emerging Markets VCT Portfolio and Pioneer Real Estate Shares VCT Portfolio). The portfolio may invest in fewer than 40 securities and, as a result, the portfolio’s performance may be more volatile than the performance of funds holding more securities.

Issuer Risk (Columbia VP Select Smaller-Cap Value Fund). An issuer in which the Fund invests or to which it has exposure may perform poorly, and the value of its securities may therefore decline, which would negatively affect the Fund’s performance. Poor performance may be caused by poor management decisions, competitive pressures, breakthroughs in technology, reliance on suppliers, labor problems or shortages, corporate restructurings, fraudulent disclosures, natural disasters or other events, conditions or factors.

Issuer Risk (Wanger USA). An issuer in which the Fund invests may perform poorly, and the value of its securities may therefore decline, which would negatively affect the Fund’s performance. Poor performance may be caused by poor management decisions, competitive pressures, breakthroughs in technology, reliance on suppliers, labor problems or shortages, corporate restructurings, fraudulent disclosures, natural disasters or other events, conditions or factors.

Leverage Risk (AB VPS International Value Portfolio). When the Portfolio borrows money or otherwise leverages its portfolio, its net asset value, or NAV, may be more volatile because leverage tends to exaggerate the effect of changes in interest rates and any increase or decrease in the value of the Portfolio’s investments. The Portfolio may create leverage through the use of reverse repurchase agreements, forward commitments, or by borrowing money.

Leveraging. The value of your investment may be more volatile to the extent that the portfolio borrows or uses derivatives or other investments that have a leveraging effect on the portfolio. Other risks also will be compounded. This is because leverage generally magnifies the effect of a change in the value of an asset and creates a risk of loss of value on a larger pool of assets than the portfolio would otherwise have had. The use of leverage is considered to be a speculative investment practice and may result in the loss of a substantial amount, and possibly all, of the portfolio’s assets. The portfolio also may have to sell assets at inopportune times to satisfy its obligations.

Leveraging Risk (Pioneer Emerging Markets VCT Portfolio, Pioneer Real Estate Shares VCT Portfolio, and Pioneer Fund VCT Portfolio). The value of your investment may be more volatile and other risks tend to be compounded if the fund borrows or uses derivatives or other investments, such as ETFs, that have embedded leverage. Leverage generally magnifies the effect of any increase or decrease in the value of the fund’s underlying assets or creates investment risk with respect to a larger pool of assets than the fund would otherwise have, potentially resulting in the loss of all assets. Engaging in such transactions may cause the fund to liquidate positions when it may not be advantageous to do so to satisfy its obligations or meet segregation requirements.

Liquidity. The portfolio may make investments that are illiquid or that become illiquid after purchase. The liquidity and value of investments can deteriorate rapidly and those investments may be difficult or impossible to sell, particularly during times of market turmoil. These illiquid investments may also be difficult to value. If the portfolio is forced to sell an illiquid asset to meet redemption requests or other cash needs, the portfolio may be forced to sell at a loss.

Liquidity Risk (Pioneer Emerging Markets VCT Portfolio, Pioneer Real Estate Shares VCT Portfolio, and Pioneer Fund VCT Portfolio).  Some securities and derivatives held by the portfolio may be impossible or difficult to purchase, sell or unwind, particularly during times of market turmoil. An instrument’s liquidity may be affected by reduced trading volume, a relative lack of market makers or legal restrictions, and illiquid securities and derivatives also may be difficult to value. Liquidity risk may be magnified in a rising interest rate environment. If the portfolio is forced to sell an illiquid asset or unwind a derivatives position to meet redemption requests or other cash needs, the portfolio may be forced to sell at a loss.

Manager. The portfolio is subject to the risk that the sub-adviser’s judgments and investment decisions, as well as the methods, tools, resources, information and data, and the analyses employed or relied on by the sub-adviser to make those judgments and decisions may be incorrect or otherwise may not produce the desired results. This could cause the portfolio to lose value or its results to lag relevant benchmarks or other funds with similar objectives.

Management (Templeton Foreign VIP Fund). The Fund is subject to management risk because it is an actively managed investment portfolio. The Fund’s investment manager applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results.

Management Risk (AB VPS International Value Portfolio and AB VPS Growth and Income Portfolio). The Portfolio is subject to management risk because it is an actively-managed investment fund. The Adviser will apply its investment techniques and risk analyses in making investment decisions for the Portfolio, but there is no guarantee that its techniques will produce the intended results.

Management Risk (Invesco V.I. Comstock Fund). The investment techniques and risk analysis used by the Fund’s portfolio managers may not produce the desired results.

Market. The market prices of the portfolio’s securities may go up or down, sometimes rapidly or unpredictably, due to general market conditions, such as real or perceived adverse economic or political conditions, inflation, changes in interest rates or currency rates, lack of liquidity in the markets or adverse investor sentiment. Adverse market conditions may be prolonged and may not have the same impact on all types of securities. Market prices of securities also may go down due to events or conditions that affect particular sectors, industries or issuers. When market prices fall, the value of your investment will go down. The portfolio may experience a substantial or complete loss on any individual security. Financial markets in the U.S., Europe and elsewhere have experienced increased volatility and decreased liquidity since the global financial crisis began in 2008. Governmental and non-governmental issuers defaulted on, or were forced to restructure, their debts. These market conditions may continue, worsen or spread. The U.S. government and the Federal Reserve, as well as certain foreign governments and their central banks have taken steps to support financial markets, including keeping interest rates at historically low levels. More recently, the Federal Reserve has reduced its market support activities. Further reduction or withdrawal of this support, or other related efforts in response to the crisis could negatively affect financial markets generally and increase market volatility as well as result in higher interest rates and reduce the value and liquidity of certain securities. This environment could make identifying investment risks and opportunities especially difficult for the sub-adviser. Whether or not the portfolio invests in securities of issuers located in or with significant exposure to countries experiencing economic and financial difficulties, the value and liquidity of the portfolio’s investments may be negatively affected. In addition, policy and legislative changes in the United States and in other countries are affecting many aspects of financial regulation, and in some instances may contribute to decreased liquidity and increased volatility in the financial markets.

Market (Templeton Foreign VIP Fund). The market values of securities owned by the Fund will go up or down, sometimes rapidly or unpredictably. A security’s market value may be reduced by market activity or other results of supply and demand unrelated to the issuer. This is a basic risk associated with all securities. When there are more sellers than buyers, prices tend to fall. Likewise, when there are more buyers than sellers, prices tend to rise. Stock prices tend to go up and down more dramatically than those of debt securities. A slower growth or recessionary economic environment could have an adverse effect on the prices of the various stocks held by the Fund.

Market Risk (AB VPS Growth and Income Portfolio). The value of the Portfolio’s assets will fluctuate as the stock or bond market fluctuates. The value of its investments may decline, sometimes rapidly and unpredictably, simply because of economic changes or other events that affect large portions of the market.

Market Risk (AB VPS International Value Portfolio). The value of the Portfolio’s assets will fluctuate as the stock or bond market fluctuates. The value of its investments may decline, sometimes rapidly and unpredictably, simply because of economic changes or other events that affect large portions of the market. It includes the risk that a particular style of investing, such as value, may underperform the market generally.

Market Risk (American Century Investments VP International Fund). The value of the fund’s shares will go up and down based on the performance of the companies whose securities it owns and other factors generally affecting the securities market.

Market Risk (Columbia VP Select Smaller-Cap Value Fund). Market risk refers to the possibility that the market values of securities or other investments that the Fund holds will fall, sometimes rapidly or unpredictably, or fail to rise. An investment in the Fund could lose money over short or long periods. Although equity securities generally tend to have greater price volatility than debt securities, under certain market conditions debt securities may have comparable or greater price volatility.

Market Risk (Invesco V.I. Comstock Fund). The prices of and the income generated by the Fund’s securities may decline in response to, among other things, investor sentiment, general economic and market conditions, regional or global instability, and currency and interest rate fluctuations.

Market Risk (Pioneer Emerging Markets VCT Portfolio, Pioneer Real Estate Shares VCT Portfolio, and Pioneer Fund VCT Portfolio). The values of securities held by the portfolio may go up or down, sometimes rapidly or unpredictably, due to general market conditions, such as real or perceived adverse economic, political, or regulatory conditions, inflation, changes in interest or currency rates, lack of liquidity in the bond markets or adverse investor sentiment. The global financial crisis that began in 2008 has caused a significant decline in the value and liquidity of many securities and unprecedented volatility in the markets. In response to the crisis, the U.S. government and the Federal Reserve, as well as certain foreign governments and their central banks have taken steps to support financial markets, including by keeping interest rates at historically low levels. More recently, the Federal Reserve has reduced its market support activities. Further reduction or withdrawal of this support, failure of efforts in response to the crisis, or investor perception that these efforts are not succeeding could negatively affect financial markets generally as well as result in higher interest rates, increase market volatility and reduce the value and liquidity of certain securities. Whether or not the portfolio invests in securities of issuers located in or with significant exposure to countries experiencing economic and financial difficulties, the value and liquidity of the portfolio’s investments may be negatively affected. In addition, policy and legislative changes in the U.S. and in other countries are affecting many aspects of financial regulation. The impact of these changes on the markets, and the practical implications for market participants, may not be fully known for some time. The portfolio may experience a substantial or complete loss on any individual security or derivative position.

Market Risk (Wanger USA). Market risk refers to the possibility that the market values of securities or other investments that the Fund holds will fall, sometimes rapidly or unpredictably, or fail to rise. An investment in the Fund could lose money over short or long periods. Although equity securities generally tend to have greater price volatility than debt securities, under certain market conditions debt securities may have comparable or greater price volatility.

Market Sector Risk (Dreyfus VIF Appreciation Portfolio). The fund may significantly overweight or underweight certain companies, industries or market sectors, which may cause the fund’s performance to be more or less sensitive to developments affecting those companies, industries or sectors.

Market Segment Risk (Pioneer Emerging Markets VCT Portfolio, Pioneer Real Estate Shares VCT Portfolio, and Pioneer Fund VCT Portfolio). To the extent the portfolio emphasizes, from time to time, investments in a market segment, the fund will be subject to a greater degree to the risks particular to that segment, and may experience greater market fluctuation than a fund without the same focus.

Medium Capitalization Companies. The portfolio will be exposed to additional risks as a result of its investments in the securities of medium capitalization companies. Investing in medium capitalization companies involves greater risk than is customarily associated with more established companies. The prices of securities of medium capitalization companies generally are more volatile and are more likely to be adversely affected by changes in earnings results and investor expectations or poor economic or market conditions. Securities of medium capitalization companies may underperform larger capitalization companies, may be harder to sell at times and at prices the portfolio managers believe appropriate and may offer greater potential for losses.

Model and Data. If quantitative models, algorithms or calculations (whether proprietary and developed by the sub-adviser or supplied by third parties) (“Models”) or information or data supplied by third parties (“Data”) prove to  be incorrect or incomplete, any decisions made, in whole or part, in reliance thereon expose the portfolio to additional risks. Models can be predictive in nature. The use of predictive Models has inherent risks. The success of relying on or otherwise using Models depends on a number of factors, including the validity, accuracy and completeness of the Model’s development, implementation and maintenance, the Model’s assumptions, factors, algorithms and methodologies, and the accuracy and reliability of the supplied historical or other Data. Models rely on, among other things, correct and complete Data inputs. If incorrect Data is entered into even a well-founded Model, the resulting information will be incorrect. However, even if Data is input correctly, Model prices may differ substantially from market prices, especially for securities with complex characteristics. Investments selected with the use of Models may perform differently than expected as a result of the design of the Model, inputs into the Model or other factors. There can be no assurance that the use of Models will result in effective investment decisions for the portfolio.

Mortgage-Backed Securities Risk (Pioneer Real Estate Shares VCT Portfolio). The value of mortgage-backed securities will be influenced by factors affecting the housing market and the assets underlying such securities. As a result, during periods of declining asset value, difficult or frozen credit markets, swings in interest rates, or deteriorating economic conditions, mortgage-backed securities may decline in value, face valuation difficulties, become more volatile and/or become illiquid. These securities are also subject to prepayment and extension risks. Some of these securities may receive little or no collateral protection from the underlying assets and are thus subject to the risk of default. The risk of such defaults is generally higher in the case of mortgage-backed investments that include so-called “sub-prime” mortgages. The structure of some of these securities may be complex and there may be less available information than for other types of debt securities. Upon the occurrence of certain triggering events or defaults, the portfolio may become the holder of underlying assets at a time when those assets may be difficult to sell or may be sold only at a loss.

Mortgage-Related and Asset-Backed Securities. The value of mortgage-related and asset-backed securities will be influenced by factors affecting the housing market and the assets underlying such securities. As a result, during periods of declining asset values, difficult or frozen credit markets, swings in interest rates, or deteriorating economic conditions, mortgage-related and asset-backed securities may decline in value, face valuation difficulties, become more volatile and/or become illiquid. Mortgage-backed securities may be issued by private issuers, by government-sponsored entities such as Fannie Mae or Freddie Mac or by agencies of the U.S. government, such as Ginnie Mae. Mortgage-backed securities represent direct or indirect participations in, or are collateralized by and payable from, mortgage loans secured by real property. Unlike mortgage-related securities issued or guaranteed by agencies of the U.S. government or government-sponsored entities, mortgage-related securities issued by private issuers do not have a government or government-sponsored entity guarantee (but may have other credit enhancement), and may, and frequently do, have less favorable collateral, credit risk or other underwriting characteristics. Asset-backed securities represent participations in, or are secured by and payable from, assets such as installment sales or loan contracts, leases, credit card receivables and other categories of receivables. The value of mortgage-backed and asset-backed securities may be affected by changes in credit quality or value of the mortgage loans or other assets that support the securities. Mortgage-backed and asset-backed securities are subject to prepayment or call and extension risks. Some of these securities may receive little or no collateral protection from the underlying assets. The risk of default is generally higher in the case of mortgage-backed investments that include so-called “sub-prime” mortgages. The structure of some of these securities may be complex and there may be less information available than for other types of debt securities. Upon the occurrence of certain triggering events or defaults, the portfolio may become the holder of underlying assets at a time when those assets may be difficult to sell or may be sold only at a loss.

Non-Diversification. The portfolio is classified as “non-diversified,” which means it may invest a larger percentage of its assets in a smaller number of issuers than a diversified fund. To the extent the portfolio invests its assets in a smaller number of issuers, the portfolio will be more susceptible to negative events affecting those issuers than a diversified fund.

Portfolio Selection. The value of your investment may decrease if the sub-adviser’s judgment about the quality, relative yield, value or market trends affecting a particular security or issuer, industry, sector, region or market segment, or about the economy or interest rates is incorrect.

Portfolio Selection Risk (Pioneer Emerging Markets VCT Portfolio, Pioneer Real Estate Shares VCT Portfolio, and Pioneer Fund VCT Portfolio). The adviser’s (or subadviser’s) judgment about the quality, relative yield, relative value or market trends affecting a particular sector or region, market segment, security or about interest rates generally may prove to be incorrect.

Portfolio Turnover Risk (Pioneer Emerging Markets VCT Portfolio). If the portfolio does a lot of trading, it may incur additional operating expenses, which would reduce performance. A higher level of portfolio turnover may also cause taxable shareholders to incur a higher level of taxable income or capital gains.

Preferred Stock. Preferred stock’s right to dividends and liquidation proceeds is junior to the rights of a company’s debt securities. The value of preferred stock may be subject to factors that affect fixed income and equity securities, including changes in interest rates and in a company’s creditworthiness. The value of preferred stock tends to vary more with fluctuations in the underlying common stock and less with fluctuations in interest rates and tends to exhibit greater volatility. Shareholders of preferred stock may suffer a loss of value if dividends are not paid and have limited voting rights.

Preferred Stocks Risk (Pioneer Emerging Markets VCT Portfolio, Pioneer Real Estate Shares VCT Portfolio, and Pioneer Fund VCT Portfolio). Preferred stocks may pay fixed or adjustable rates of return. Preferred stocks are subject to issuer-specific and market risks applicable generally to equity securities. In addition, a company’s preferred stocks generally pay dividends only after the company makes required payments to holders of its bonds and other debt. Thus, the value of preferred stocks will usually react more strongly than bonds and other debt to actual or perceived changes in the company’s financial condition or prospects. The market value of preferred stocks generally decreases when interest rates rise. Preferred stocks of smaller companies may be more vulnerable to adverse developments than preferred stocks of larger companies.

Prepayment or Call. Many issuers have a right to prepay their securities. If interest rates fall, an issuer may exercise this right. If this happens, the portfolio will not benefit from the rise in market price that normally accompanies a decline in interest rates, and will be forced to reinvest prepayment proceeds at a time when yields on securities available in the market are lower than the yield on the prepaid security. The portfolio also may lose any premium it paid on the security.

Price Volatility (American Century Investments VP International Fund). The value of the fund’s shares may fluctuate significantly in the short term.

Principal Loss (American Century Investments VP International Fund). At any given time your shares may be worth less than the price you paid for them. In other words, it is possible to lose money by investing in the fund.

Real Estate Securities. Investments in the real estate industry are subject to risks associated with direct investment in real estate. These risks include declines in the value of real estate, adverse general and local economic conditions, increased competition, overbuilding and changes in operating expenses, property taxes or interest rates.

Redemption Risk (American Century Investments VP International Fund). The fund may need to sell securities at times it would not otherwise do so in order to meet shareholder redemption requests. Selling securities to meet such redemptions may cause the fund to experience a loss or increase the fund’s transaction costs. To the extent that an insurance company has a large position in the fund, the fund may experience relatively large redemptions if such insurance company reallocates its assets.

REITs. Investing in real estate investment trusts (“REITs”) involves unique risks. When the portfolio invests in REITs, it is subject to risks generally associated with investing in real estate. A REIT’s performance depends on the types and locations of the properties it owns, how well it manages those properties and cash flow. REITs may have lower trading volumes and may be subject to more abrupt or erratic price movements than the overall securities markets. In addition to its own expenses, the portfolio will indirectly bear its proportionate share of any management and other expenses paid by REITs in which it invests. REITs are subject to a number of highly technical tax-related rules and requirements; and the failure to qualify as a REIT could result in corporate-level taxation, significantly reducing the return on an investment to the portfolio.

REIT Risk/Real Estate Risk (Invesco V.I. Comstock Fund). The Fund concentrates its investments in the securities of real estate and real estate related companies. Investments in real estate related instruments may be affected by economic, legal, cultural, environmental or technological factors that affect property values, rents or occupancies of real estate related to the Fund’s holdings. Real estate companies, including REITs or similar structures, tend to be small and mid cap companies, and their shares may be more volatile and less liquid. The value of investments in real estate related companies may be affected by the quality of management, the ability to repay loans, the utilization of leverage and financial covenants related thereto, whether the company carries adequate insurance and environmental factors. If a real estate related company defaults, the Fund may own real estate directly, which involves the following additional risks: environmental liabilities, difficulty in valuing and selling the real estate, and economic or regulatory changes.

Repurchase Agreements. If the other party to a repurchase agreement defaults on its obligation, the portfolio may suffer delays and incur costs or lose money in exercising its rights under the agreement. If the seller fails to repurchase the security and the market value declines, the portfolio could lose money. If the seller becomes insolvent and subject to liquidation or reorganization under applicable bankruptcy or other laws, the portfolio’s ability to dispose of the underlying securities may be restricted.

Risks of Growth Investing (Oppenheimer Capital Appreciation Fund/VA). If a growth company’s earnings or stock price fails to increase as anticipated, or if its business plans do not produce the expected results, its securities may decline sharply. Growth companies may be newer or smaller companies that may experience greater stock price fluctuations and risks of loss than larger, more established companies. Newer growth companies tend to retain a large part of their earnings for research, development or investments in capital assets. Therefore, they may not pay any dividends for some time. Growth investing has gone in and out of favor during past market cycles and is likely to continue to do so. During periods when growth investing is out of favor or when markets are unstable, it may be more difficult to sell growth company securities at an acceptable price. Growth stocks may also be more volatile than other securities because of investor speculation.

Risks of Initial Public Offerings (Pioneer Emerging Markets VCT Portfolio, Pioneer Real Estate Shares VCT Portfolio, and Pioneer Fund VCT Portfolio). Companies involved in initial public offerings (IPOs) generally have limited operating histories, and prospects for future profitability are uncertain. The market for IPO issuers has been volatile, and share prices of newly public companies have fluctuated significantly over short periods of time. The purchase of IPO shares may involve high transaction costs.

Risks of Investing in Insurance-Linked Securities.  The return of principal and the payment of interest on “event-linked” bonds and other insurance-linked securities are contingent on the non-occurrence of a pre-defined “trigger” event, such as a hurricane or an earthquake of a specific magnitude or other event that leads to physical or economic loss. If a trigger event, as defined within the terms of an event-linked bond, involves losses or other metrics exceeding a specific magnitude in the geographic region and time period specified, the portfolio may lose a portion or all of its accrued interest and/or principal invested in the event-linked bond. In addition to the specified trigger events, event-linked bonds may expose the portfolio to other risks, including but not limited to issuer (credit) default, adverse regulatory or jurisdictional interpretations and adverse tax consequences. Certain insurance-linked securities may have limited liquidity, or may be illiquid. The portfolio has limited transparency into the individual contracts underlying certain insurance-linked securities, which may make the risk assessment and valuation of such securities more difficult.

Risks of Investing in Stock (Oppenheimer Capital Appreciation Fund/VA and Oppenheimer Main Street Small Cap Fund/VA). The value of a Fund’s portfolio may be affected by changes in the stock markets. Stock markets may experience significant short-term volatility and may fall sharply at times. Adverse events in any part of the equity or fixed-income markets may have unexpected negative effects on other market segments. Different stock markets may behave differently from each other and U.S. stock markets may move in the opposite direction from one or more foreign stock markets. The prices of individual stocks generally do not all move in the same direction at the same time. For example, “growth” stocks may perform well under circumstances in which “value” stocks in general have fallen. A variety of factors can affect the price of a particular company’s stock. These factors may include, but are not limited to: poor earnings reports, a loss of customers, litigation against the company, general unfavorable performance of the company’s sector or industry, or changes in government regulations affecting the company or its industry. To the extent that securities of a particular type are emphasized, for example foreign stocks, stocks of small- or mid-cap companies, growth or value stocks, or stocks of companies in a particular industry, fund share values may fluctuate more in response to events affecting the market for those types of securities.

Industry and Sector Focus. At times the Fund may increase the relative emphasis of its investments in a particular industry or sector. The prices of stocks of issuers in a particular industry or sector may go up and down in response to changes in economic conditions, government regulations, availability of basic resources or supplies, or other events that affect that industry or sector more than others. To the extent that the Fund increases the relative emphasis of its investments in a particular industry or sector, its share values may fluctuate in response to events affecting that industry or sector. To some extent that risk may be limited by the Fund’s policy of not concentrating its investments in any one industry.

Risk of Investment in Other Funds (Pioneer Emerging Markets VCT Portfolio, Pioneer Real Estate Shares VCT Portfolio, and Pioneer Fund VCT Portfolio). Investing in other investment companies, including exchange-traded funds (ETFs), subjects the portfolio to the risks of investing in the underlying securities or assets held by those funds. When investing in another fund, the portfolio will bear a pro rata portion of the underlying fund’s expenses, in addition to its own expenses.

Risks of Investments in Real Estate Related Securities (Pioneer Emerging Markets VCT Portfolio and Pioneer Fund VCT Portfolio). Investments in real estate securities are affected by economic conditions, interest rates, governmental actions and other factors. In addition, investing in REITs involves unique risks. They are significantly affected by the market for real estate and are dependent upon management skills and cash flow. REITs may have lower trading volumes and may be subject to more abrupt or erratic price movements than the overall securities markets. Mortgage REITs are particularly subject to interest rate and credit risks. In addition to its own expenses, the portfolio will indirectly bear its proportionate share of any management and other expenses paid by REITs in which it invests. Many real estate companies, including REITs, utilize leverage.

Risks of Investments in Real Estate Related Securities (Pioneer Real Estate Shares VCT Portfolio). The portfolio concentrates its investments in the real estate industry. The risks of investing in REITs and other equity securities of real estate industry issuers include declines in the real estate market due to adverse economic conditions, overbuilding or other causes; increases in interest rates; governmental actions; and declines in property values. Investing in REITs involves unique risks. They are significantly affected by the market for real estate and are dependent upon management skills and cash flow. REITs may have lower trading volumes and may be subject to more abrupt or erratic price movements than the overall securities markets. Mortgage REITS are particularly subject to interest rate and credit risks. In addition to its own expenses, the portfolio will indirectly bear its proportionate share of any management and other expenses paid by REITs in which it invests. Many real estate companies, including REITs, utilize leverage.

Risks of Non-U.S. Investments (Pioneer Real Estate Shares VCT Portfolio and Pioneer Fund VCT Portfolio). Investing in non-U.S. issuers, or in U.S. issuers that have significant exposure to foreign markets, may involve unique risks compared to investing in securities of U.S. issuers. These risks are more pronounced for issuers in emerging markets or to the extent that the portfolio invests significantly in one region or country. These risks may include different financial reporting practices and regulatory standards, less liquid trading markets, extreme price volatility, currency risks, changes in economic, political, regulatory and social conditions, sustained economic downturns, financial instability, tax burdens, and investment and repatriation restrictions. Lack of information and less market regulation also may affect the value of these securities. Withholding and other non-U.S. taxes may decrease the portfolio’s return. Non-U.S. issuers may be located in parts of the world that have historically been prone to natural disasters. Investing in depositary receipts is subject to many of the same risks as investing directly in non-U.S. issuers. Depositary receipts may involve higher expenses and may trade at a discount (or premium) to the underlying security.

Risks of Non-U.S. Investments (Pioneer Emerging Markets VCT). Investing in non-U.S. issuers, or in U.S. issuers that have significant exposure to foreign markets may involve unique risks compared to investing in securities of U.S. issuers. These risks are more pronounced for issuers in emerging markets or to the extent that the portfolio invests significantly in one region or country. These risks may include different financial reporting practices and regulatory standards, less liquid trading markets, extreme price volatility, currency risks, changes in economic, political, regulatory and social conditions, sustained economic downturns, financial instability, tax burdens, and investment and repatriation restrictions. Lack of information and less market regulation also may affect the value of these securities. Withholding and other non-U.S. taxes may decrease the portfolio’s return. Non-U.S. issuers may be located in parts of the world that have historically been prone to natural disasters. Investing in depositary receipts is subject to many of the same risks as investing directly in non-U.S. issuers. Depositary receipts may involve higher expenses and may trade at a discount (or premium) to the underlying security. Current and any future sanctions or other government actions against Russia could negatively impact the portfolio’s investments in securities issued by Russian issuers or economically tied to Russian markets.

Risks of Small-Cap Companies (Oppenheimer Main Street Small Cap Fund/VA). Small-cap companies may be either established or newer companies, including “unseasoned” companies that have typically been in operation for less than three years. While smaller companies might offer greater opportunities for gain than larger companies, they also involve greater risk of loss. They may be more sensitive to changes in a company’s earnings expectations and may experience more abrupt and erratic price movements. Smaller companies’ securities often trade in lower volumes and it might be harder for the Fund to dispose of its holdings at an acceptable price when it wants to sell them. Small-cap companies may not have established markets for their products or services and may have fewer customers and product lines. They may have more limited access to financial resources and may not have the financial strength to sustain them through business downturns or adverse market conditions. Since small-cap companies typically reinvest a high proportion of their earnings in their business, they may lack liquidity in a declining market, particularly if they are newer companies. Small-cap companies may have unseasoned management or less depth in management skill than larger, more established companies. They may be more reliant on the efforts of particular members of their management team and management changes may pose a greater risk to the success of the business. It may take a substantial period of time before the Fund realizes a gain on an investment in a small-sized company, if it realizes any gain at all.

Risks of Stock Investing (Dreyfus VIF Appreciation Portfolio). Stocks generally fluctuate more in value than bonds and may decline significantly over short time periods. There is the chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising prices and falling prices. The market value of a stock may decline due to general market conditions or because of factors that affect the particular company or the company’s industry.

Risks of Warrants and Rights (Pioneer Emerging Markets VCT Portfolio, Pioneer Real Estate Shares VCT Portfolio, and Pioneer Fund VCT Portfolio). If the price of the underlying stock does not rise above the exercise price before the warrant expires, the warrant generally expires without any value and the portfolio loses any amount it paid for the warrant. The failure to exercise subscription rights to purchase common shares would result in the dilution of the portfolio’s interest in the issuing company.

Rule 144A and Privately Placed Securities. The portfolio’s investments may include privately placed securities such as Rule 144A securities, which are subject to resale restrictions. Rule 144A permits certain qualified institutional buyers, such as the portfolio, to trade in privately placed securities that have not been registered for sale to the public. Rule 144A and other privately placed securities may be deemed illiquid, and the portfolio might be unable to dispose of such securities promptly or at reasonable prices.

Sector Risk (Columbia VP Select Smaller-Cap Value Fund). At times, the Fund may have a significant portion of its assets invested in securities of companies conducting business in a related group of industries within an economic sector, including the industrials sector. Companies in the same economic sector may be similarly affected by economic, regulatory, political or market events or conditions, which may make the Fund more vulnerable to unfavorable developments in that economic sector than funds that invest more broadly. Generally, the more broadly the Fund invests, the more it spreads risk and potentially reduces the risks of loss and volatility. The Fund may be more susceptible to the particular risks that may affect companies in the industrials sector than if it were invested in a wider variety of companies in unrelated sectors. Companies in the industrials sector are subject to certain risks, including changes in supply and demand for their specific product or service and for industrial sector products in general, including decline in demand for such products due to rapid technological developments and frequent new product introduction. Performance of such companies may be affected by factors including government regulation, world events and economic conditions and risks for environmental damage and product liability claims.

Sector Risk (Wanger USA). At times, the Fund may have a significant portion of its assets invested in securities of companies conducting business in a related group of industries within an economic sector. Companies in the same economic sector may be similarly affected by economic, regulatory, political or market events or conditions, which may make the Fund more vulnerable to unfavorable developments in that economic sector than funds that invest more broadly. The more a fund diversifies its investments, the more it spreads risk and potentially reduces the risks of loss and volatility.

Small and Medium Capitalization Companies. The portfolio will be exposed to additional risks as a result of its investments in the securities of small or medium capitalization companies. Small or medium capitalization companies may be more at risk than large capitalization companies because, among other things, they may have limited product lines, operating history, market or financial resources, or because they may depend on a limited management group. The prices of securities of small and medium capitalization companies generally are more volatile than those of large capitalization companies and are more likely to be adversely affected than large capitalization companies by changes in earnings results and investor expectations or poor economic or market conditions. Securities of small and medium capitalization companies may underperform large capitalization companies, may be harder to sell at times and at prices the portfolio managers believe appropriate and may offer greater potential for losses.

Small and Mid-Size Companies Risk (Pioneer Emerging Markets VCT Portfolio and Pioneer Real Estate Shares VCT Portfolio). Compared to large companies, small- and mid-size companies, and the market for their equity securities, may be more sensitive to changes in earnings results and investor expectations, have more limited product lines and capital resources, experience sharper swings in market values, have limited liquidity, be harder to value or to sell at the times and prices the adviser thinks appropriate, and offer greater potential for gain and loss.

Small- and Mid-Cap Company Securities Risk (Wanger USA). Investments in small- and mid-capitalization companies (small- and mid-cap companies) often involve greater risks than investments in larger, more established companies (larger companies) because small- and mid-cap companies tend to have less predictable earnings and may lack the management experience, financial resources, product diversification and competitive strengths of larger companies. Securities of small- and mid-cap companies may be less liquid and more volatile than the securities of larger companies.

Small- and Mid-Capitalization Risks (Invesco V.I. Comstock Fund). Stocks of small- and mid-sized companies tend to be more vulnerable to adverse developments and may have little or no operating history or track record of success, and limited product lines, markets, management and financial resources. The securities of small- and mid-sized companies may be more volatile due to less market interest and less publicly available information about the issuer. They also may be illiquid or restricted as to resale, or may trade less frequently and in smaller volumes, all of which may cause difficulty when establishing or closing a position at a desirable price.

Small Capitalization Companies. The portfolio will be exposed to additional risks as a result of its investments in the securities of small capitalization companies. Small capitalization companies may be more at risk than larger capitalization companies because, among other things, they may have limited product lines, operating history, market or financial resources, or because they may depend on limited management groups. The prices of securities of small capitalization companies generally are more volatile than those of larger capitalization companies and are more likely to be adversely affected than larger capitalization companies by changes in earnings results and investor expectations or poor economic or market conditions. Securities of small capitalization companies may underperform larger capitalization companies, may be harder to sell at times and at prices the portfolio managers believe appropriate and may offer greater potential for losses.

Small Company Securities Risk (Columbia VP Select Smaller-Cap Value Fund). Investments in small-capitalization companies (small-cap companies) often involve greater risks than investments in larger, more established companies (larger companies) because small-cap companies tend to have less predictable earnings and may lack the management experience, financial resources, product diversification and competitive strengths of larger companies, and securities of small-cap companies may be less liquid and more volatile than the securities of larger companies.

Smaller and Midsize Companies (Templeton Foreign VIP Fund). Securities issued by smaller and midsize companies may be more volatile in price than those of larger companies, involve substantial risks and should be considered speculative. Such risks may include greater sensitivity to economic conditions, less certain growth prospects, lack of depth of management and funds for growth and development, and limited or less developed product lines and markets. In addition, smaller and midsize companies may be particularly affected by interest rate increases, as they may find it more difficult to borrow money to continue or expand operations, or may have difficulty in repaying any loans.

Style Risk (American Century Investments VP International Fund). If at any time the market is not favoring the fund’s growth investment style, the fund’s gains may not be as big as, or its losses may be bigger than, those of other equity funds using different investment styles.

U.S. Government Agency Obligations. Government agency obligations have different levels of credit support and, therefore, different degrees of credit risk. Securities issued by agencies and instrumentalities of the U.S. government that are supported by the full faith and credit of the United States generally present a lesser degree of credit risk than securities issued by agencies and instrumentalities sponsored by the U.S. government that are supported only by the issuer’s right to borrow from the U.S. Treasury and securities issued by agencies and instrumentalities sponsored by the U.S. government that are supported only by the credit of the issuing agencies. Although the U.S. government has provided financial support to the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”) in the past, there can be no assurance that it will support these or other government sponsored entities in the future.

Valuation. The sales price the portfolio could receive for any particular portfolio investment may differ from the portfolio’s valuation of the investment, particularly for securities that trade in thin or volatile markets, that are priced based upon valuations provided by third-party pricing services that use matrix or evaluated pricing systems, or that are valued using a fair value methodology.

Valuation Risk (Pioneer Emerging Markets VCT Portfolio, Pioneer Real Estate Shares VCT Portfolio, and Pioneer Fund VCT Portfolio). The sales price the portfolio could receive for any particular portfolio investment may differ from the portfolio’s last valuation of the investment, particularly for illiquid securities and securities that trade in thin or volatile markets or that are valued using a fair value methodology. Investors who purchase or redeem portfolio shares on days when the portfolio is holding fair-valued securities may receive fewer or more shares or lower or higher redemption proceeds than they would have received if the portfolio had not fair-valued the security or had used a different valuation methodology.

Value Investing. The prices of securities the sub-adviser believes are undervalued may not appreciate as anticipated or may go down. Value stocks as a group may be out of favor and underperform the overall equity market for a long period of time, for example, while the market favors “growth” stocks.

Value Investing Style Risk (Invesco V.I. Comstock Fund). The Fund emphasizes a value style of investing, which focuses on undervalued companies with characteristics for improved valuations. This style of investing is subject to the risk that the valuations never improve or that the returns on value equity securities are less than returns on other styles of investing or the overall stock market. Value stocks also may decline in price, even though in theory they are already underpriced.

Value Securities Risk (Columbia VP Select Smaller-Cap Value Fund). Value securities are securities of companies that may have experienced, for example, adverse business, industry or other developments or may be subject to special risks that have caused the securities to be out of favor and, in turn, potentially undervalued. The market value of a portfolio security may not meet the portfolio manager’s perceived value assessment of that security, or may decline in price, even though the portfolio manager(s) believe(s) the securities are already undervalued. There is also a risk that it may take longer than expected for the value of these investments to rise to the portfolio manager’s perceived value. In addition, value securities, at times, may not perform as well as growth securities or the stock market in general, and may be out of favor with investors for varying periods of time.

Value Style Investing (Templeton Foreign VIP Fund). A value stock may not increase in price as anticipated by the investment manager if other investors fail to recognize the company’s value and bid up the price, the markets favor faster-growing companies, or the factors that the investment manager believes will increase the price of the security do not occur.

Value Style Risk (Pioneer Emerging Markets VCT Portfolio and Pioneer Fund VCT Portfolio). The prices of securities the adviser believes are undervalued may not appreciate as expected or may go down. Value stocks may fall out of favor with investors and underperform the overall equity market.

Warrants and Rights. Warrants and rights may be considered more speculative than certain other types of investments because they do not entitle a holder to the dividends or voting rights for the securities that may be purchased. They do not represent any rights in the assets of the issuing company, and cease to have value if not exercised prior to the expiration date.

APPENDIX B

List of Advisers and Sub-Advisers for Existing Funds and Replacement Funds

	Existing Fund	Adviser	Sub-Adviser	Replacement Fund	Adviser	Sub-Adviser
1.	American Century Investments VP International Fund	American Century Investment Management, Inc.	N/A	Transamerica MFS International Equity VP	Transamerica Asset Management, Inc.	MFS® Investment Management
2.	Dreyfus Variable Investment Fund: Appreciation Portfolio	The Dreyfus Corporation	Fayez Sarofim & Co.	Transamerica WMC US Growth VP	Transamerica Asset Management, Inc.	Wellington Management Company, LLP
3.	Templeton Foreign VIP Fund	Templeton Investment Counsel, LLC	N/A	AB VPS International Value Portfolio	AllianceBernstein L.P.	N/A
4.	Oppenheimer Capital Appreciation Fund/VA	OFI Global Asset Management, Inc.	OppenheimerFunds, Inc.	Transamerica Jennison Growth VP	Transamerica Asset Management, Inc.	Jennison Associates LLC
5.	Oppenheimer Main Street Small Cap Fund/VA	OFI Global Asset Management, Inc.	OppenheimerFunds, Inc.	Transamerica T. Rowe Price Small Cap VP	Transamerica Asset Management, Inc.	T. Rowe Price Associates, Inc.
6.	Pioneer Emerging Markets VCT Portfolio	Pioneer Investment Management, Inc.	N/A	Transamerica TS&W International Equity VP	Transamerica Asset Management, Inc.	Thompson, Siegel & Walmsley LLC
7.	Pioneer Real Estate Shares VCT Portfolio	Pioneer Investment Management, Inc.	AEW Capital Management, L.P.	Transamerica Clarion Global Real Estate Securities VP	Transamerica Asset Management, Inc.	CBRE Clarion Securities LLC
8.	Pioneer Fund VCT Portfolio	Pioneer Investment Management, Inc.	N/A	Transamerica JPMorgan Enhanced Index VP	Transamerica Asset Management, Inc.	J.P. Morgan Investment Management Inc.
9.	Wanger USA	Columbia Wanger Asset Management, LLC	N/A	Transamerica T. Rowe Price Small Cap VP	Transamerica Asset Management, Inc.	T. Rowe Price Associates, Inc.
10.	Invesco V.I. Comstock Fund	Invesco Advisers, Inc.	N/A	AB VPS Growth and Income Portfolio	AllianceBernstein L.P.	N/A

	Existing Fund	Adviser	Sub-Adviser	Replacement Fund	Adviser	Sub-Adviser
11.	Columbia Variable Portfolio - Select Smaller Cap Value Fund	Columbia Management Investment Advisers, LLC	N/A	Transamerica T. Rowe Price Small Cap VP	Transamerica Asset Management, Inc.	T. Rowe Price Associates, Inc.

APPENDIX C
Advisory Fee Schedules for Existing Funds and Replacement Funds

	Existing Fund	Replacement Fund	Advisory Fee Breakpoints
			Existing Fund		Replacement Fund
1.	American Century Investments VP International Fund	Transamerica MFS International Equity VP	First $250 million Next $250 million Next $500 million Over $1 billion	1.50% 1.20% 1.10% 1.00%	First $250 million Next $250 million Next $500 million Over $1 billion	0.90% 0.875% 0.85% 0.80%
2.	Dreyfus Variable Investment Fund: Appreciation Portfolio	Transamerica WMC US Growth VP	0.75%		First $150 million Next $500 million Next $500 million Next $850 million Next $1 billion Next $1 billion Over $4 billion	0.70% 0.67% 0.65% 0.625% 0.61% 0.60% 0.58%
3.	Templeton Foreign VIP Fund	AB VPS International Value Portfolio15	First $200 million Next $500 million Next $500 million Next $100 million Next $8.7 billion Next $5 billion Next $5 billion Over $20 billion	0.900% 0.810% 0.775% 0.750% 0.675% 0.655% 0.635% 0.615%	First $2.5 billion Next $2.5 billion Over $5 billion	0.75% 0.65% 0.60%
4.	Oppenheimer Capital Appreciation Fund/VA16	Transamerica Jennison Growth VP	First $200 million Next $200 million Next $200 million Next $200 million Next $200 million Over $1 billion	0.75% 0.72% 0.69% 0.66% 0.60% 0.58%	First $250 million Next $250 million Next $500 million Over $1 billion	0.80% 0.75% 0.70% 0.60%
___________________________________

15 These fees are accrued daily and paid monthly. AllianceBernstein L.P. (the “Adviser”) has contractually agreed for the period from the effective date of the Portfolio’s Prospectus to the effective date of the subsequent Prospectus incorporating the Portfolio’s annual financial statements (the “Period”) to waive its fee and bear certain expenses so that total expenses do not exceed, on an annual basis, 1.20% of average daily net assets for the Class A shares of the Portfolio. This fee waiver and/or expense reimbursement agreement automatically extends each year unless the Adviser provides notice to the Portfolios at least 60 days prior to the end of the Period.

16 After discussions with the Fund’s Board, the Manager has voluntarily agreed to waive fees and/or reimburse the Fund for certain expenses in order to limit “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” (excluding (i) interest, taxes, dividends tied to short sales, brokerage commissions, and other expenditures which are capitalized in accordance with generally accepted accounting principles; (ii) expenses incurred directly or indirectly by the Fund as a result of investments in other investment companies, wholly-owned subsidiaries and pooled investment vehicles; (iii) certain other expenses attributable to, and incurred as a result of, a Fund’s investments; and (iv) other extraordinary expenses (including litigation expenses) not incurred in the ordinary course of the Fund’s business) to an annual rate of 1.05% for Service Shares as calculated on the daily net assets of the Fund. This fee waiver and/or expense reimbursement may not be amended or withdrawn at any time without prior notice to shareholders.

The Manager has also voluntarily agreed to waive fees and/or reimburse Fund expenses in an amount equal to the indirect management fees incurred through the Fund’s investments in funds managed by the Manager or its affiliates. During the fiscal year ended December 31, 2014, those indirect expenses were less than 0.01% of average annual net assets and are therefore not shown in the Annual Fund Operating Expenses table of the prospectus. The Fund’s annual operating expenses may vary in future years.

	Existing Fund	Replacement Fund	Advisory Fee Breakpoints
			Existing Fund		Replacement Fund
5.	Oppenheimer Main Street Small Cap Fund/VA17	Transamerica T. Rowe Price Small Cap VP	First $200 million Next $200 million Next $200 million Next $200 million Next $200 million Over $1 billion	0.75% 0.72% 0.69% 0.66% 0.60% 0.58%	0.75%
6.	Pioneer Emerging Markets VCT Portfolio	Transamerica TS&W International Equity VP	1.10%		First $500 million Next $500 million Next $1 billion Over $2 billion	0.74% 0.72% 0.69% 0.66%
7.	Pioneer Real Estate Shares VCT Portfolio	Transamerica Clarion Global Real Estate Securities VP	First $500 million Over $500 million	0.80% 0.75%	First $250 million Next $250 million Next $500 million Over $1 billion	0.80% 0.775% 0.70% 0.65%
8.	Pioneer Fund VCT Portfolio	Transamerica JPMorgan Enhanced Index VP	0.65%		First $750 million Next $250 million Over $1 billion	0.74% 0.69% 0.65%
9.	Wanger USA	Transamerica T. Rowe Price Small Cap VP	First $100 million Next $150 million Next $1.75 billion Over $2 billion	0.94% 0.89% 0.84% 0.80%	0.75%
10.	Invesco V.I. Comstock Fund18	AB VPS Growth and Income Portfolio	First $500 million Over $500 million	0.60% 0.55%	First $2.5 billion Next $2.5 billion Over $5 billion	0.55% 0.45% 0.40%
11.	Columbia Variable Portfolio - Select Smaller-Cap Value Fund	Transamerica T. Rowe Price Small Cap VP	First $500 million Next $500 million Over $1 billion	0.790% 0.745% 0.700%	0.75%
__________________________________
17 Id.

18 Invesco has contractually agreed through at least June 30, 2016, to waive advisory fees payable by the Fund in an amount equal to 100% of the advisory fee Invesco receives from the Affiliated Money Market Funds as a result of the Fund’s investment of uninvested cash in the Affiliated Money Market Funds. See “Description of the Funds and Their Investments and Risks ― Investment Strategies and Risks ― Other Investments ― Other Investment Companies” in the Fund’s SAI.

Invesco also has contractually agreed to waive advisory fees or reimburse expenses to the extent necessary to limit total annual fund operating expenses (excluding (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary or non-routine items, including litigation expenses; and (v) expenses that each Fund has incurred but did not actually pay because of an expense offset arrangement). The expense limitation for the Invesco V.I. Comstock Fund’s Series I shares, which expires on April 30, 2016, is 0.78%. The total annual fund operating expenses used in determining whether a fund meets or exceeds the expense limitation does not include Acquired Fund Fees and Expenses, which are required to be disclosed and included in the total annual fund operating expenses in the Fund’s prospectus fee table.

APPENDIX D
Form of Insurance Company Notice

[Name of Insurance Company]

[Name of Separate Account]

[Product Name(s)]

Notice dated _______, 2015
to the Prospectus dated _______, 2015 (as supplemented)

The [name] Insurance Company (the “Company”) has filed an application with the Securities and Exchange Commission (“SEC”) requesting an order to allow the Company to remove certain variable investment options (“Existing Funds”) and substitute new variable investment options (“Replacement Funds”) as shown below.  With two exceptions, the Replacement Funds are portfolios of Transamerica Series Trust.  The two exceptions are the AB VPS International Value Portfolio and the AB VPS Income and Growth Portfolio.  To the extent that a Replacement Fund is not currently available as an investment option under your contract [policy name], such Replacement Fund will be added as an investment option on or before the date of the substitution.  Please retain this notice and keep it with the prospectus.

[To the extent required by law, approval of the proposed substitution is being obtained from the state insurance regulators in certain jurisdictions.]

The Company believes that the proposed Substitutions are in the best interest of contract [policy name] holders.  In each case, the Replacement Fund will have at least similar investment objectives and policies as the Existing Fund.  The Company will bear all expenses related to the Substitutions, and they will have no tax consequences for you.  The Company anticipates that, if such order is granted, the proposed Substitutions will occur on or about ____.

The proposed Substitutions and respective advisers and/or sub -advisers for the above-listed Contracts/Policies are:

Prior Fund (Adviser/Sub-Adviser)	Replacement Fund (Adviser/Sub-Adviser)
American Century Investments VP International Fund (American Century Investment Management, Inc.)	Transamerica MFS International Equity VP (Transamerica Asset Management, Inc./MFS® Investment Management)
Dreyfus Variable Investment Fund: Appreciation Portfolio (The Dreyfus Corporation/ Dreyfus and Fayez Sarofim & Co.)	Transamerica WMC US Growth VP (Transamerica Asset Management, Inc./Wellington Management Company, LLP)
Templeton Foreign VIP Fund (Templeton Investment Counsel, LLC)	AB VPS International Value Portfolio (AllianceBernstein L.P.)
Oppenheimer Capital Appreciation Fund/VA (OFI Global Asset Management, Inc./ OppenheimerFunds, Inc.)	Transamerica Jennison Growth VP (Transamerica Asset Management, Inc./Jennison Associates LLC)

Prior Fund (Adviser/Sub-Adviser)	Replacement Fund (Adviser/Sub-Adviser)
Oppenheimer Main Street Small Cap Fund®/VA (OFI Global Asset Management, Inc./ OppenheimerFunds, Inc.)	Transamerica T. Rowe Price Small Cap VP (Transamerica Asset Management, Inc./T. Rowe Price Associates, Inc.)
Pioneer Emerging Markets VCT Portfolio (Pioneer Investment Management, Inc.)	Transamerica TS&W International Equity VP (Transamerica Asset Management, Inc./Thompson, Siegel & Walmsley LLC)
Pioneer Real Estate Shares VCT Portfolio (Pioneer Investment Management, Inc./AEW Capital Management, L.P.)	Transamerica Clarion Global Real Estate Securities VP (Transamerica Asset Management, Inc./CBRE Clarion Securities LLC)
Pioneer Fund VCT Portfolio (Pioneer Investment Management, Inc.)	Transamerica JPMorgan Enhanced Index VP (Transamerica Asset Management, Inc./J.P. Morgan Investment Management Inc.)
Wanger USA (Columbia Wanger Asset Management, LLC)	Transamerica T. Rowe Price Small Cap VP (Transamerica Asset Management, Inc./T. Rowe Price Associates, Inc.)
Invesco V.I. Comstock Fund (Invesco Advisers, Inc.)	AB VPS Growth and Income Portfolio (AllianceBernstein L.P.)
Columbia Variable Portfolio - Select Smaller-Cap Value Fund (Columbia Management Investment Advisers, LLC)	Transamerica T. Rowe Price Small Cap VP (Transamerica Asset Management, Inc./T. Rowe Price Associates, Inc.)

Please note that:

•	No action is required on your part at this time. You will not need to file a new election or take any immediate action if the SEC approves the substitution.

•
The elections you have on file for allocating your account value, premium payments and deductions will be redirected to the Replacement Fund unless you change your elections and transfer your funds before the substitution takes place.

•
You may transfer amounts in your Contract [policy name] among the variable investment options and the fixed option as usual.  The substitution itself will not be treated as a transfer for purposes of the transfer provisions of your Contract [policy name], subject to the Company’s restrictions on transfers to prevent or limit “market timing” activities by Contract owners or agents of Contract owners.

•
If you make one transfer from one of the above Existing Funds into one or more other subaccounts before the substitution, or from the Replacement Fund after the substitution, any transfer charge that might otherwise be imposed will be waived from the date of this Notice through the date that is 30 days after the substitution. In addition, if you make one transfer from an Existing Fund into a subaccount before the substitution or from a Replacement Fund within 30 days after the substitution, the transfer will not be treated as one of a limited number of transfers (or exchanges) permitted under your Contract.

•
On the effective date of the substitution, your account value [cash value] in the variable investment option will be the same as before the substitution. However, the number of units you receive in the Replacement Fund will be different from the number of units in your Existing Fund, due to the difference in unit values.

•	There will be no tax consequences to you.

In connection with the Substitutions, we will send you a prospectus for Transamerica Series Trust and the AB VPS International Value Portfolio and AB VPS Growth and Income Portfolio, as well as notice of the actual date of the Substitutions and confirmation of transfers.

Please contact your registered representative if you have any questions.

THIS NOTICE SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

APPENDIX E
Form of Notice of Substitution

[Name of Insurance Company]

[Name of Separate Account]

[Product Name(s)]

The proposed Substitutions of shares we notified you about on [date] have been completed. The Replacement Funds listed below have taken the place of the Prior Funds as variable investment options in your Contract [policy name] as shown below.

Prior Fund (Adviser/Sub-Adviser)	Replacement Fund (Adviser/Sub-Adviser)
American Century Investments VP International Fund (American Century Investment Management, Inc.)	Transamerica MFS International Equity VP (Transamerica Asset Management, Inc./MFS® Investment Management)
Dreyfus Variable Investment Fund: Appreciation Portfolio (The Dreyfus Corporation/ Dreyfus and Fayez Sarofim & Co.)	Transamerica WMC US Growth VP (Transamerica Asset Management, Inc./Wellington Management Company, LLP)
Templeton Foreign VIP Fund (Templeton Investment Counsel, LLC)	AB VPS International Value Portfolio (AllianceBernstein L.P.)
Oppenheimer Capital Appreciation Fund/VA (OFI Global Asset Management, Inc./ OppenheimerFunds, Inc.)	Transamerica Jennison Growth VP (Transamerica Asset Management, Inc./Jennison Associates LLC)
Oppenheimer Main Street Small Cap Fund®/VA (OFI Global Asset Management, Inc./ OppenheimerFunds, Inc.)	Transamerica T. Rowe Price Small Cap VP (Transamerica Asset Management, Inc./T. Rowe Price Associates, Inc.)
Pioneer Emerging Markets VCT Portfolio (Pioneer Investment Management, Inc.)	Transamerica TS&W International Equity VP (Transamerica Asset Management, Inc./Thompson, Siegel & Walmsley LLC)
Pioneer Real Estate Shares VCT Portfolio (Pioneer Investment Management, Inc./AEW Capital Management, L.P.)	Transamerica Clarion Global Real Estate Securities VP (Transamerica Asset Management, Inc./CBRE Clarion Securities LLC)
Pioneer Fund VCT Portfolio (Pioneer Investment Management, Inc.)	Transamerica JPMorgan Enhanced Index VP (Transamerica Asset Management, Inc./J.P. Morgan Investment Management Inc.)
Wanger USA (Columbia Wanger Asset Management, LLC)	Transamerica T. Rowe Price Small Cap VP (Transamerica Asset Management, Inc./T. Rowe

Prior Fund (Adviser/Sub-Adviser)	Replacement Fund (Adviser/Sub-Adviser)
Price Associates, Inc.)
Invesco V.I. Comstock Fund (Invesco Advisers, Inc.)	AB VPS Growth and Income Portfolio (AllianceBernstein L.P.)
Columbia Variable Portfolio - Select Smaller-Cap Value Fund (Columbia Management Investment Advisers, LLC)	Transamerica T. Rowe Price Small Cap VP (Transamerica Asset Management, Inc./T. Rowe Price Associates, Inc.)

Your account value [cash value] in the variable investment option is the same as before the substitution. However, the number of units you received in the Replacement Fund may be different from the number of units in your Prior Fund, due to any difference in unit values.

The elections you had on file for the Prior Fund for the allocation of account value [cash value], premium payments and deductions have been redirected to the Replacement Fund.  If you are in the Accumulation Phase (the Purchase Period) of your Contract [policy name], you may make one transfer of amounts in your Contract [policy name] without restrictions as usual, among one or more of the variable investment options and/or the fixed option without restrictions as usual, subject to the Company’s “market timing” restrictions.  If you are in the Payout Period of your Contract [policy name], you may make one transfer of amounts in your Contract [policy name] among one or more of the variable investment options in the next 30 days subject to the Company’s “market timing” restrictions.

Please contact us at 1-800-______ if you have any questions.

THIS NOTICE SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

APPENDIX F

Authorizations

TRANSAMERICA ADVISORS LIFE INSURANCE COMPANY
Merrill Lynch Life Variable Annuity Separate Account A
Written Consent of the Board of Directors
May 14, 2015

RESOLVED, the Board authorizes the appropriate officers and agents of the Company and/or the Separate Account, as applicable, to effectuate the substitutions, including, but not limited to, filing of any exemptive applications, registration statements and amendments thereto with the SEC, execution of any and all required agreements, making any necessary state regulatory filings, Blue Sky filings, and policy filings, and to execute any and all other documents that may be required by any Federal, state or local regulatory agency in order to take any and all other actions that may be necessary or appropriate to effectuate the substitutions.

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY
ML of New York Variable Annuity Separate Account A
Resolution of the Board of Directors
June 4, 2015

RESOLVED, the Board authorizes the appropriate officers and agents of the Company and/or the Separate Accounts, as applicable, to effectuate the substitutions, including, but not limited to, filing of any exemptive applications, registration statements and amendments thereto with the SEC, execution of any and all required agreements, making any necessary state regulatory filings, Blue Sky filings, and policy filings, and to execute any and all other documents that may be required by any Federal, state or local regulatory agency in order to take any and all other actions that may be necessary or appropriate to effectuate the substitutions.